UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Stevanato Group S.p.A.

Interim condensed consolidated financial statements

for the three and the six months ended June 30, 2023

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report on Form 6-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group”, the “Company” and, together with its subsidiaries, the “Group”). These forward-looking statements include, or may include, words such as “raising”, “believe”, “potential”, “increased”, “future”, “remain”, “growing”, “expect”, “foreseeable”, “expected”, “to be”, “includes”, “estimated”, “assumes”, “would provide”, “anticipate”, “will”, “plan”, “may”, “forecast”, and other similar terminology. Forward-looking statements contained in this report include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and our expectations to increase production capacity; the global supply chain and our committed orders; the global response to SARS-CoV-2 coronavirus (“COVID-19”) and our role in it; our geographical and industrial footprint; and our goals, strategies and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, inflation, potential negative developments in the COVID-19 pandemic, the impact of the conflict between Russia and Ukraine, supply chain and logistical challenges and other negative developments in Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) our backlog might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our backlog; (iv) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (v) to the extent we experience declines in order intake, there could be a potential corresponding negative impact on our results of operations; (vi) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (vii) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (viii) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (ix) the current conflict between Russia and Ukraine and the financial and economic sanctions imposed by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus may negatively impact our ability to source gas at commercially reasonable terms or at all and could have a material adverse effect on our operations; (x) significant interruptions in our operations could harm our business, financial condition and results of operations; (xi) as a consequence of the COVID-19 pandemic, sales of syringes and vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, as the need for COVID-19 related solutions declines; (xii) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (xiii) our business, financial condition and results of operations may be impacted by our ability to successfully expand capacity to meet customer demand; (xiv) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xv) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xvi) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xvii) if relations between China and the United States deteriorate, our business in the United States and China could be materially and adversely affected; (xviii) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; and (xix) our business and expected growth could be negatively impacted to the extent third party payors may not cover new drug costs (including for example the biologic class of GLP-1s). This list is not exhaustive. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Item 1A. Risk Factors” below and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on March 2, 2023.

PART I–FINANCIAL INFORMATION

Item 1. Financial Statements

Stevanato Group S.p.A.

Interim consolidated income statements

for the three and the six months ended June 30, 2023 and 2022

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
		2023	2022	2023	2022
		(EUR thousand)		(EUR thousand)
	Notes
Revenue	9	255,305	234,247	493,297	446,321
Cost of sales	10	176,401	159,675	338,134	304,300
Gross Profit		78,904	74,572	155,163	142,021

Other operating income	11	4,019	7,110	5,233	8,679
Selling and Marketing expenses	12	6,775	7,002	12,841	11,923
Research and Development expenses	12	8,363	8,498	16,913	16,183
General and Administrative expenses	12	22,921	22,344	45,129	40,839
Operating Profit		44,864	43,838	85,513	81,755

Finance income	13	6,723	7,519	11,127	10,499
Finance expense	14	7,278	9,872	16,281	14,484
Profit Before Tax		44,309	41,485	80,359	77,770

Income taxes	15	10,028	10,861	17,795	19,382
Net Profit		34,281	30,624	62,564	58,388

Net Profit attributable to:
Equity holders of the parent		34,241	30,531	62,506	58,254
Non-controlling interests		40	93	58	134
		34,281	30,624	62,564	58,388

Earnings per share
Basic earnings per common share (in EUR)	16	0.13	0.12	0.24	0.22
Diluted earnings per common share (in EUR)	16	0.13	0.12	0.24	0.22

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of comprehensive income

for the three and the six months ended June 30, 2023 and 2022

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
		2023	2022	2023	2022
		(EUR thousand)		(EUR thousand)
	Notes
Net Profit		34,281	30,624	62,564	58,388

Gains/(losses) from remeasurement of employee defined benefit plans		(41)	589	(122)	880
Tax effect relating to those components of OCI		(2)	(141)	19	(211)
Other comprehensive income (loss) that will not be classified subsequently to profit or loss		(43)	448	(103)	669

Exchange difference on translation of foreign operations	25	3,557	6,244	7,506	18,411
Changes in the fair value of cash flow hedging instruments		(1,577)	2,173	(649)	4,646
Changes in the time value element - cost of hedge		134	—	(287)	—
Tax effect relating to those components of OCI		409	(522)	13	(1,115)
Other comprehensive income (loss) that will be classified subsequently to profit or loss		2,524	7,895	6,583	21,942

Total other comprehensive income (loss), net of tax		2,480	8,343	6,480	22,611

Total Comprehensive Income		36,761	38,967	69,044	80,999

Attributable to:
Equity holders of the parent		36,707	38,861	68,966	80,837
Non-controlling interests		54	106	78	162
		36,761	38,967	69,044	80,999

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of financial position

as at June 30, 2023 and at December 31, 2022

(Unaudited)

		At June 30,	At December 31,
		2023	2022
		(EUR thousand)
Assets	Notes
Non-current assets
Goodwill		47,243	47,243
Other intangible assets	17	29,872	32,158
Right of Use assets	19	17,038	19,289
Property, plant and equipment	18	861,650	641,402
Financial assets - investments FVTPL		671	782
Other non-current financial assets	20	5,657	3,839
Deferred tax assets	15	77,042	69,210
		1,039,173	813,923
Current assets
Inventories	21	269,261	213,254
Contract assets	22	133,935	103,417
Trade receivables	22	229,437	212,734
Other current financial assets	20	5,138	33,602
Tax receivables	23	23,673	21,018
Other receivables	24	46,849	33,010
Cash and cash equivalents		61,221	228,740
		769,513	845,775
Total assets		1,808,687	1,659,698
Equity and liabilities
Equity
Share capital	25	21,698	21,698
Reserves and Retained Earnings	25	969,743	831,583
Net profit attributable to equity holders of the parent		62,506	142,849
Equity attributable to equity holders of the parent		1,053,947	996,130
Non-controlling interests		(142)	(220)
Total equity		1,053,805	995,910

Non-current liabilities
Non-current financial liabilities	26	120,875	148,407
Employees Benefits	28	6,750	8,315
Provisions	30	6,068	5,552
Deferred tax liabilities	15	21,183	20,952
Other non-current liabilities	31	33,955	18,060
		188,831	201,286
Current liabilities
Current financial liabilities	26	68,308	70,754
Trade payables	32	267,167	239,179
Contract Liabilities	33	11,155	14,847
Advances from customers	33	54,078	26,568
Tax payables	23	68,795	41,655
Other liabilities	32	96,548	69,499
		566,051	462,502
Total liabilities		754,882	663,788
Total equity and liabilities		1,808,687	1,659,698

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of changes in equity

for the six months ended June 30, 2023 and 2022

(Unaudited)

	Notes	Share capital	Share Premium Reserve	Treasury shares	Cash flow hedge reserve	Cost of hedging reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2023		21,698	389,312	(27,740)	5,371	(179)	(74)	(15,611)	623,353	996,130	(220)	995,910
Other comprehensive income	25	—	—	—	(705)	(218)	(103)	7,486	—	6,460	20	6,480
Net profit	25	—	—	—	—	—	—	—	62,506	62,506	58	62,564
Total comprehensive income		—	—	—	(705)	(218)	(103)	7,486	62,506	68,966	78	69,044
Dividends	25	—	—	—	—	—	—	—	(14,294)	(14,294)	—	(14,294)
Share-based incentive plans	25	—	—	—	—	—	—	—	3,060	3,060	—	3,060
Other	25	—	—	—	—	—	—	—	85	85	—	85
Total effects		—	—	—	—	—	—	—	(11,149)	(11,149)	—	(11,149)
At June 30, 2023		21,698	389,312	(27,740)	4,666	(397)	(177)	(8,125)	674,710	1,053,947	(142)	1,053,805

	Notes	Share capital	Share Premium Reserve	Treasury shares	Cash flow hedge reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2022		21,698	389,312	(27,740)	(1,277)	(745)	(22,680)	483,506	842,074	(415)	841,659
Other comprehensive income	25	—	—	—	3,531	669	18,383	—	22,583	28	22,611
Net profit		—	—	—	—	—	—	58,254	58,254	134	58,388
Total comprehensive income		—	—	—	3,531	669	18,383	58,254	80,837	162	80,999
Dividends	25							(13,500)	(13,500)	—	(13,500)
Other		—	—	—	—	—	—	5,585	5,585	—	5,585
Total effects		—	—	—	—	—	—	(7,915)	(7,915)	—	(7,915)
At June 30, 2022		21,698	389,312	(27,740)	2,254	(76)	(4,297)	533,845	914,996	(253)	914,743

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of cash flows

for the six months ended June 30, 2023 and 2022

(Unaudited)

		For the six months ended June 30,
		2023	2022
		(EUR thousand)
	Notes
Operating activities
Profit before tax		80,359	77,770
Adjustments:
Depreciation and impairment of property, plant and equipment	18	30,154	24,047
Amortization of intangible assets and Right of Use	17, 19	7,728	7,074
Allowance for doubtful accounts		294	645
Net finance expense/ (income)		1,261	5,301
(Gain)/Loss from the disposal of non-current assets		23	(66)
Change in provisions, employee benefits and deferred taxation		(6,401)	(3,645)
Other non-cash expenses, net		7,733	1,570
Working capital changes:
- inventories and contract assets		(86,567)	(65,496)
- trade receivables and other assets		(33,506)	(21,178)
- trade payables, contract liabilities, advances and other liabilities		65,155	25,921
Interest paid		(1,421)	(1,807)
Interest received		537	377
Income tax paid		(3,840)	(3,132)
Cash Flow from operating activities		61,509	47,381
Cash Flow from investing activities
Purchase of property, plant and equipment		(219,916)	(126,730)
Proceeds from sale of property plant and equipment		1	457
Purchase of intangible assets		(2,568)	(5,098)
Investment in financial assets		(2,201)	423
Net cash flows used in investing activities		(224,684)	(130,948)
Cash Flow from financing activities
Payment of principal portion of lease liabilities		(3,202)	(3,232)
Proceeds from loans		14,871	5,532
Repayments of loans		(42,931)	(18,322)
Proceeds from insurance policies redemption		27,908	—
Net cash flows used in financing activities		(3,354)	(16,022)

Net change in cash and cash equivalents		(166,529)	(99,589)
Net foreign exchange difference		(990)	3,461
Cash and cash equivalents at January 1		228,740	411,039
Cash and cash equivalents at June 30		61,221	314,911

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Notes to the interim condensed consolidated financial statements

1.
Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located at via Molinella 17, Piombino Dese (Padova, Italy). The Group is active in the design, production and distribution of products and processes to provide integrated solutions for the bio-pharma and healthcare industries, leveraging on constant investment and the selected acquisition of skills and new technologies to become a global player in the bio-pharma industry. Principal products are containment solutions, drug delivery systems, medical devices, diagnostic, analytical services, visual inspection machines, assembling and packaging machines, and glass forming machines.

The Group has nine production plants for manufacturing and assembly of bio-pharma, and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, and the United States), five plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and the United States) and two commercial offices (in Japan and the United States). In the Unites States, the construction of a new facility in Fishers, Indiana, announced by the Group on October 4, 2021, continues to progress. In Italy, the facility in Piombino Dese has started commercial production while in Latina customer validation activities are well underway, as the Group prepares for commercial production by the end of the year. The global footprint allows the Group to sell products and provide services in more than 70 countries worldwide.

Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 78.03% of its share capital.

On July 16, 2021, Stevanato Group began trading on the New York Stock Exchange under the symbol STVN.

2.
Authorization of interim condensed consolidated financial statements and compliance with international financial reporting standards

These Interim Condensed Consolidated Financial Statements of Stevanato Group S.p.A. were authorized for issuance on July 27, 2023 and have been prepared in accordance with IAS 34 - Interim Financial Reporting. These Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2022 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB"). The accounting policies adopted are consistent with those used at December 31, 2022, except as described in the section “New standards, amendments and interpretations" effective from January 1, 2023.

3.
Basis of preparation for interim condensed consolidated financial statements

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required.

Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements. IAS 34 also requires the disclosure of the nature and amount of items affecting net income that are unusual due to their nature, size or significance.

These Interim Condensed Consolidated Financial Statements consider that the Group publishes quarterly interim financial statements. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Company’s Audit Committee, together with its Board of Directors, consider that there are currently no material uncertainties that may cast significant doubts over this assumption. The Board of Directors have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

As the Group is not including the full set of disclosures, as required in a complete set of financial statements, the interim financial statements of the Group are regarded as ‘condensed’, as per IAS 34.

New standards, amendments and interpretations

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendments and interpretations were adopted for the first time in 2023 and did not have a material impact on the interim condensed consolidated financial statements of the Group:

•
Amendments to IAS 8 – Accounting Policies, Changes to Accounting Estimates and Errors,
•
Amendments to IAS 1 – Presentation of Financial Statements,
•
Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction.

Amendments to IAS 8 - Accounting Policies, Changes to Accounting Estimates and Errors

On February 12, 2021, the IASB issued amendments to IAS 8 Accounting Policies, Changes to Accounting Estimates and Errors, in which it introduces a new definition of “accounting estimates”. The amendments are designed to clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The amendments become effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

Amendments to IAS 1 - Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The IASB also issued amendments to IFRS Practice Statement 2 Making Materiality Judgements (PS) to support the amendments in IAS 1 by explaining and demonstrating the application of the ‘four-step materiality process’ to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023.

Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the IASB issued amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction, that clarify the accounting of deferred tax on transactions such as leases and decommissioning obligations. The main change in Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) is an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition (this is also explained in the newly inserted paragraph IAS 12.22A). The amendments to IAS 12 are applicable for annual periods beginning on or after January 1, 2023.

New standards, amendments and interpretations not yet effective

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (the “2020 amendments”). The 2020 amendments clarified aspects of how entities classify liabilities as current or non-current; especially how an entity assesses whether it has the right to defer settlement of a liability when that right is subject to compliance with specified conditions within twelve months after the reporting period.

In July 2020, due to the COVID-19 pandemic the IASB issued Classification of Liabilities as Current or Non-current – Deferral of Effective Date which deferred the application date of the 2020 amendments to annual reporting periods starting on or after January 1, 2023.

In December 2020, after informal feedback and enquiries received from stakeholders, the IFRS Interpretations Committee issued a tentative agenda decision clarifying how the 2020 amendments where to be applied for liabilities with covenants in particular fact patterns. Respondents to the tentative agenda decision raised concerns about the outcomes and potential consequences of the 2020 amendments in some situations (e.g., when covenants are negotiated that will have to be complied with after the reporting period end due to seasonality reasons). The IFRS Interpretation Committee reported this feedback to the IASB, highlighting new information (e.g. the seasonality issue) that the IASB had not considered when developing the 2020 amendments.

In October 2022, after having issued its Exposure Draft ED/2021/9 Non-current Liabilities with Covenants in November 2021, the IASB issued Amendments to IAS 1: Non-current Liabilities with Covenants which amended parts of the 2020 amendments with the aim to improve the information an entity provides when it has the right to defer settlement of a liability arising from a loan arrangement for at least twelve months subject to compliance with covenants, in addition to addressing concerns about the classification of such liabilities as current or non-current.

The Amendments provide enhanced clarity relating to the issue of settlement by adding new guidance in IAS 1. The Amendments provide enhanced guidance on the interpretation of right to defer by amending existing requirements and adding guidance in IAS 1. The Amendments also provide enhanced information for users by requiring disclosures about the existing covenants and facts and circumstances, if any that indicate the entity may have difficulty complying with covenants.

Applying the Amendments an entity shall:

(a) classify a liability as current, when one or more of the criteria in paragraph 69(a) to (c) of IAS 1 is met or, when it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period (see paragraph 69(d) of IAS 1);

(b) classify a liability as current or non-current unaffected by management’s intent or expectations about whether the entity will exercise its right to defer settlement (guidance in new paragraphs 75A of IAS 1);

(c) apply enhanced guidance on the notion of settlement (guidance in new paragraphs 76A and 76B of IAS 1);

(d) apply new guidance in paragraphs 72A and 72B of IAS 1, partly amended guidance in paragraphs 73 and 74 of IAS 1 and the guidance in paragraph 75 of IAS 1 when considering whether it has the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. A short description of the content of the new and amended requirements is that an entity considers the covenant in a loan arrangement if the entity is required to comply with the covenant on or before the end of the reporting period, and does not consider the covenant in a loan arrangement if the entity is only required to comply with the covenant based on facts and circumstances after the reporting period;

(e) provide certain disclosures when it has classified a liability arising from a loan arrangement as non-current and the right is subject to the entity complying with covenants within twelve months after the reporting period (requirements in new paragraph 76ZA of IAS 1);

(f) apply enhanced guidance (in amended paragraph 76 of IAS 1) on disclosures in case of non-adjusting events in accordance with IAS 10 Events after the reporting period.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted. If an entity decides to apply early any parts of the Amendments, then the entity has to disclose that fact and has to early apply all of the Amendments from the same date. An entity applies the Amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Group is assessing the potential impacts of the amendments.

New standard IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information

In June 2023, the International Sustainability Standards Board (ISSB) issued the new standard IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information, that provides a set of disclosure requirements designed to enable companies to communicate to investors about the sustainability-related risks and opportunities they face over the short, medium and long term.

In particular, an entity is required to provide disclosures about:

- the governance processes, controls and procedures the entity uses to monitor, manage and oversee sustainability-related risks and opportunities;

- the entity’s strategy for managing sustainability-related risks and opportunities;

- the processes the entity uses to identify, assess, prioritize and monitor sustainability-related risks and opportunities;

- the entity’s performance in relation to sustainability-related risks and opportunities, including progress towards any targets the entity has set or is required to meet by law or regulation.

IFRS S1 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted, as long as IFRS S2 is also applied. The Group is assessing the potential impacts of the new standard.

New standard IFRS S2 - Climate-related Disclosures

In June 2023, the International Sustainability Standards Board (ISSB) issued the new standard IFRS S2 - Climate-related Disclosures, sets out specific climate-related disclosures and is designed to be used with IFRS S1. The objective of IFRS S2 is to require an entity to disclose information about its climate-related risks and opportunities that is useful to users of general purpose financial reports in making decisions relating to providing resources to the entity.

In particular, an entity is required to provide disclosures about:

- the governance processes, controls and procedures the entity uses to monitor, manage and oversee climate-related risks and opportunities;

- the entity’s strategy for managing climate-related risks and opportunities;

- the processes the entity uses to identify, assess, prioritize and monitor climate-related risks and opportunities, including whether and how those processes are integrated into and inform the entity’s overall risk management process;

- the entity’s performance in relation to its climate-related risks and opportunities, including progress towards any climate-related targets it has set, and any targets it is required to meet by law or regulation.

IFRS S2 is effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted, as long as IFRS S1 is also applied. The Group is assessing the potential impacts of the new standard.

4.
Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. There are no changes in the scope of consolidation for the periods presented in this Interim Report and the Group’s scope of consolidation is as follows:

Subsidiaries

The interim condensed consolidated financial statements of the Group include the following companies directly or indirectly controlled:

					% equity interest
Name	Segment	Description	Country of incorporation	Type of control	Jun. 30, 2023	Dec. 31, 2022
Nuova Ompi S.r.l.	Biopharmaceutical	Production of drug containment solutions and development of integrated solutions for the pharmaceutical industry	Italy	Direct	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	Direct	100%	100%
Stevanato Group International a.s.	Holding	Service/Subholding company	Slovakia	Direct	100%	100%
Medical Glass a.s.	Biopharmaceutical	Production of drug containment solutions	Slovakia	Indirect	99.74%	99.74%
Stevanato Group N.A. S. de RL de CV	Biopharmaceutical	Service company	Mexico	Indirect	100%	100%
Ompi N.A. S. de RL de CV	Biopharmaceutical	Production of drug	Mexico	Direct	30.76%	30.76%
		containment solutions		Indirect	69.24%	69.24%
Ompi of America inc.	Biopharmaceutical	Sale of drug containment solutions and analytical services	USA	Direct	91%	83.73%
				Indirect	9%	16.27%
Ompi do Brasil I. e C. de	Biopharmaceutical	Production of drug	Brazil	Direct	79%	79%
Em. Far. Ltda		containment solutions		Indirect	21%	21%
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical	Production of drug containment solutions	China	Indirect	100%	100%
SG Denmark A/S	Engineering	Production plant and machinery	Denmark	Indirect	100%	100%
Medirio SA	Biopharmaceutical	Research and development	Switzerland	Indirect	100%	100%
Balda Medical Gmbh	Biopharmaceutical	Production of in-vitro diagnostic solutions	Germany	Direct	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical	Production of in-vitro diagnostic solutions	USA	Indirect	100%	100%
Balda Precision Inc.	Biopharmaceutical	Production metal components	USA	Indirect	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical	Sale of drug containment solutions	Japan	Direct	51%	51%

On December 31, 2022, the respective extraordinary shareholders' meetings of Innoscan A/S and SVM Automatik A/S approved the merger of Innoscan A/S into SVM Automatik A/S. The transaction is effective for accounting purposes as of January 1, 2022. In February 2023, the surviving company SVM Automatik A/S changed its corporate name to SG Denmark A/S.

Non-controlling interests

The non-controlling interests as of June 30, 2023 and the net profit attributable to non-controlling interests during the six months ended June 30, 2023 relate to Ompi of Japan Co., Ltd. and Medical Glass a.s.

5.
Financial Risk Factors

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly related to foreign currency exchange rates and interest rates;
•
liquidity risk, related to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities;

•
commodity risk, arising from the fluctuation in commodity prices, driven by external market factors, in particular for natural gas and electricity.

These risks could significantly affect the Group’s financial position, results of operations and cash flows. Therefore, the Group identifies and monitors these risks to identify potential negative effects in advance and takes action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.

The interim condensed consolidated financial statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 39 of the Consolidated Financial Statements at and for the year ended December 31, 2022.

Although there have been no significant negative impacts from the COVID-19 pandemic on the Group’s exposure to financial risks or risk management procedures in the periods presented by these interim condensed consolidated financial statements, management is continuously monitoring the evolution of COVID-19 as information becomes available and the related effects on the financial position and results of operations of the Group. Please refer to Note 35 for further details.

Management is monitoring further developments in the conflict between Russia and Ukraine and resulting financial and economic sanctions imposed by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus. Primarily as a result of the Russian-Ukrainian conflict, for the year ended December 31, 2022 gas and electricity prices have risen dramatically and affected Group margins, but the Group has not faced any material disruption in accessing natural gas for its operations to date. In the first half of 2023, gas prices have stabilized, and the Group continues to monitor the situation. In addition to higher energy prices, higher inflation is also related to issues along value chains that have characterized the global economy since the acute phase of the COVID-19 pandemic in 2020. The Russian-Ukrainian conflict has added to an already complex situation, in which a globally uneven economic recovery in the aftermath of the pandemic crisis created bottlenecks in the supply of components and inputs critical to economic activity. Please refer to Note 36 for further details.

Climate change

Climate change and potential climate change legislation may present risks to Stevanato Group operations, including business interruption, significantly increased costs and/or other adverse consequences to the Group's business. Some of the potential impacts of climate change to the business include physical risks to the Group's facilities, water and energy supply limitations or interruptions, disruptions to supply chain and impairment of other resources. In addition, if legislation or regulations are enacted or promulgated in the U.S., Europe or Asia or any other jurisdictions in which the Group does business that limit or reduce allowable greenhouse gas emissions and other emissions, such restrictions could have a significant effect on the Group operating and financial decisions, including those involving capital expenditures to reduce emissions, and the results of operations. Manufacturing operations may not be able to operate as planned if Stevanato Group is not able to comply with new legal and regulatory legislation in respect of climate change, or it may become too costly to operate in a profitable manner. Additionally, suppliers’ added expenses could be passed on to the Group in the form of higher prices and the Group may not be able to pass on such expenses to our customers through price increases.

With the impacts of climate change already manifesting themselves, and some degree of further global warming becoming inevitable, Stevanato Group is committed to protecting the environment, to operating business at global level under the principles of sustainability including principles related to climate-change, and to including EHS management as an integral part of its business processes with the commitment to reduce energy and natural resources consumption.

In preparing the Interim Condensed Consolidated Financial Statements, management has considered the impact of climate change in the context of the required disclosures. These considerations did not have a material impact on the financial reporting judgments and estimates, consistent with the assessment that climate change is not currently expected to have a significant impact on the Group’s going concern assessment.

6.
Foreign currency exchange

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for the six months ended June 30,	At June 30,	Average for the six months ended June 30,	At June 30,
		2023	2023	2022	2022
CHINA	CNY	7.4894	7.8983	7.0823	6.9624
UNITED STATES	USD	1.0807	1.0866	1.0934	1.0387
MEXICO	MXN	19.6457	18.5614	22.1653	20.9641
DENMARK	DKK	7.4462	7.4474	7.4402	7.4392
BRAZIL	BRL	5.4827	5.2788	5.5565	5.4229
SWITZERLAND	CHF	0.9856	0.9788	1.0319	0.9960
JAPAN	JPY	145.7604	157.1600	134.3071	141.5400

7.
Seasonality of operations

Historically, the Group’s business operations have not experienced seasonality.

8.
Segment Information

The Group's business operations are organized into two reportable segments, based on their specific products and services:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents (such as vials, cartridges, syringes and drug delivery systems such as pen injectors, auto injectors and wearables), as well as the production of diagnostic consumables;
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting).

For the six months ended June 30, 2023, the Group generated 81% of total sales from the Biopharmaceutical and Diagnostic Solutions Segment (compared to 81% for the six months ended June 30, 2022), and 19% from the Engineering Segment (compared to 19% for the six months ended June 30, 2022).

The criteria applied to identify the operating segments are consistent with the information reviewed by the Chief Executive Officer (the Group’s “Chief Operating Decision Maker”) in making decisions regarding the allocation of resources and to assess performance.

	As at and for the three months ended June 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	204,809	50,496	255,305	—	255,305
Inter-Segment	435	42,957	43,392	(43,392)	—
Total Revenue	205,244	93,453	298,697	(43,392)	255,305
Cost of Sales	140,360	72,452	212,812	(36,411)	176,401
Gross Profit	64,884	21,001	85,885	(6,981)	78,904

Other operating income	4,099	(1)	4,098	(79)	4,019
Selling and Marketing expenses	2,719	936	3,655	3,120	6,775
Research and Development expenses	6,021	1,784	7,805	558	8,363
General and Administrative expenses	19,692	3,788	23,480	(559)	22,921
Operating Profit	40,551	14,492	55,043	(10,179)	44,864

Total assets	1,476,406	464,665	1,941,071	(132,384)	1,808,687
Total liabilities	630,341	339,024	969,365	(214,483)	754,882

	As at and for the three months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	188,604	45,643	234,247	—	234,247
Inter-Segment	294	27,720	28,014	(28,014)	—
Total Revenue	188,898	73,363	262,261	(28,014)	234,247
Cost of Sales	125,317	57,021	182,337	(22,662)	159,675
Gross Profit	63,581	16,342	79,924	(5,352)	74,572

Other operating income	7,131	(2)	7,129	(19)	7,110
Selling and Marketing expenses	3,640	712	4,352	2,650	7,002
Research and Development expenses	6,558	1,360	7,918	580	8,498
General and Administrative expenses	15,947	2,888	18,834	3,510	22,344
Operating Profit	44,567	11,380	55,948	(12,110)	43,838

Total assets	1,041,701	297,791	1,339,493	198,890	1,538,383
Total liabilities	440,190	198,516	638,706	(15,066)	623,640

	As at and for the six months ended June 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	400,358	92,939	493,297	—	493,297
Inter-Segment	839	92,317	93,156	(93,156)	—
Total Revenue	401,197	185,256	586,453	(93,156)	493,297
Cost of Sales	270,332	144,366	414,698	(76,564)	338,134
Gross Profit	130,865	40,890	171,755	(16,592)	155,163

Other operating income	5,361	(1)	5,360	(127)	5,233
Selling and Marketing expenses	5,597	1,694	7,291	5,550	12,841
Research and Development expenses	12,566	3,093	15,659	1,254	16,913
General and Administrative expenses	38,763	7,612	46,375	(1,246)	45,129
Operating Profit	79,300	28,490	107,790	(22,277)	85,513

Total assets	1,476,406	464,665	1,941,071	(132,384)	1,808,687
Total liabilities	630,341	339,024	969,365	(214,483)	754,882

	As at and for the six months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	361,043	85,278	446,321	—	446,321
Inter-Segment	583	51,195	51,778	(51,778)	—
Total Revenue	361,626	136,473	498,099	(51,778)	446,321
Cost of Sales	241,226	106,671	347,896	(43,596)	304,300
Gross Profit	120,400	29,802	150,203	(8,182)	142,021

Other operating income	8,724	(2)	8,722	(43)	8,679
Selling and Marketing expenses	5,913	1,260	7,173	4,750	11,923
Research and Development expenses	12,384	2,730	15,114	1,069	16,183
General and Administrative expenses	30,558	5,743	36,300	4,539	40,839
Operating Profit	80,269	20,067	100,337	(18,582)	81,755

Total assets	1,041,701	297,791	1,339,493	198,890	1,538,383
Total liabilities	440,190	198,516	638,706	(15,066)	623,640

Inter-segment revenue and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenue relates to the sales of the equipment manufactured by the Engineering Segment for use by the Biopharmaceutical and Diagnostic Solutions Segment.

The reconciliation from total segments Operating Profit to consolidated Profit Before Tax is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	(EUR thousand)
Segments Operating Profit	55,043	55,948	107,790	100,337
Finance income	6,723	7,519	11,127	10,499
Finance expense	7,278	9,872	16,281	14,484
Inter-segment elimination	(10,179)	(12,110)	(22,277)	(18,582)
Profit Before Tax	44,309	41,485	80,359	77,770

For the six months ended June 30, 2023, the Group served a customer who constituted more than 10% of consolidated revenue, equal to EUR 62.5 million, realized both in the Biopharmaceutical and Diagnostic Solutions Segment and in the Engineering Segment.

For the six months ended June 30, 2022, there were no customers who constituted more than 10% of consolidated revenue.

For the six months ended June 30, 2023, revenue generated by the Biopharmaceutical and Diagnostic Solutions Segment increased by EUR 39,571 thousand, or 10.9%, to EUR 401,197 thousand, compared to EUR 361,626 thousand for the six months ended June 30, 2022. The growth was organic and mainly driven by increased revenue from premium priced, high-value solutions.

For the six months ended June 30, 2023, Engineering Segment revenue increased by EUR 48,783 thousand, or 35.7%, to EUR 185,256 thousand, compared to EUR 136,473 thousand for the six months ended June 30, 2022, primarily as a result of a steep increase in inter-segment revenue and growth from external customers revenue mainly from visual inspection systems and assembly and packaging machines.

Inter-segment revenue generated by the Engineering Segment for equipment used in our Biopharmaceutical and Diagnostic Solutions Segment increased by EUR 41,122 thousand, or 80.3%, to EUR 92,317 thousand for the six months ended June 30, 2023, compared to EUR 51,195 thousand for the six months ended June 30, 2022. The increase in Inter-segment Engineering revenue resulted from the sale of production equipment to support the Group’s strategic investment initiatives in capacity expansion predominantly in its high-value solutions products to satisfy increasing customer demand.

9.
Revenue from contracts with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the three months ended June 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Type of goods or service
Revenue from high-value solutions	84,196	—	84,196
Revenue from other containment and delivery solutions	120,613	—	120,613
Revenue from engineering	—	50,496	50,496
Total revenue from contracts with customers	204,809	50,496	255,305

Geographical markets
EMEA	129,371	31,490	160,861
APAC	15,881	4,931	20,812
North America	53,277	12,582	65,859
South America	6,280	1,493	7,773
Total revenue from contracts with customers	204,809	50,496	255,305

Timing of revenue recognition
Goods and services transferred at a point in time	201,670	4,330	206,001
Goods and services transferred over time	3,139	46,166	49,305
Total revenue from contracts with customers	204,809	50,496	255,305

	For the three months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Type of goods or service
Revenue from high-value solutions	70,061	—	70,061
Revenue from other containment and delivery solutions	118,543	—	118,543
Revenue from engineering	—	45,643	45,643
Total revenue from contracts with customers	188,604	45,643	234,247

Geographical markets
EMEA	112,080	25,037	137,117
APAC	15,518	7,464	22,983
North America	53,799	12,113	65,912
South America	7,207	1,028	8,235
Total revenue from contracts with customers	188,604	45,643	234,247

Timing of revenue recognition
Goods and services transferred at a point in time	184,883	4,834	189,717
Goods and services transferred over time	3,721	40,809	44,530
Total revenue from contracts with customers	188,604	45,643	234,247

	For the six months ended June 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Type of goods or service
Revenue from high-value solutions	160,901	—	160,901
Revenue from other containment and delivery solutions	239,457	—	239,457
Revenue from engineering	—	92,939	92,939
Total revenue from contracts with customers	400,358	92,939	493,297

Geographical markets
EMEA	255,205	56,017	311,222
APAC	32,381	13,737	46,118
North America	101,038	21,510	122,548
South America	11,734	1,675	13,409
Total revenue from contracts with customers	400,358	92,939	493,297

Timing of revenue recognition
Goods and services transferred at a point in time	394,749	7,370	402,119
Goods and services transferred over time	5,609	85,569	91,178
Total revenue from contracts with customers	400,358	92,939	493,297

	For the six months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Type of goods or service
Revenue from high-value solutions	131,595	—	131,595
Revenue from other containment and delivery solutions	229,448	—	229,448
Revenue from engineering	—	85,278	85,278
Total revenue from contracts with customers	361,043	85,278	446,321

Geographical markets
EMEA	218,626	42,597	261,223
APAC	32,427	18,997	51,425
North America	97,060	21,524	118,584
South America	12,930	2,159	15,089
Total revenue from contracts with customers	361,043	85,278	446,321

Timing of revenue recognition
Goods and services transferred at a point in time	352,479	8,800	361,279
Goods and services transferred over time	8,564	76,478	85,042
Total revenue from contracts with customers	361,043	85,278	446,321

The Group's revenue is divided into two main segments:

•
Biopharmaceutical and Diagnostic Solutions: this segment includes all the products and services developed and provided for containment and delivery of bio-pharmaceutical drugs and diagnostic reagents (such as vials, cartridges, syringes and drug delivery systems like pen injectors, auto injectors and wearables). This segment is further divided into two sub-categories:
•
High-value solutions: wholly owned, internally developed products, processes and services for which the Group holds intellectual property rights or has strong proprietary know-how and are characterized by higher complexity or superior performance;

•
Other containment and delivery solutions.
•
Engineering: this segment includes all the equipment and technologies developed and provided to support the end-to-end bio-pharmaceutical and diagnostic manufacturing processes.

Consolidated revenue at current exchange rates increased by EUR 46,976 thousand, or 10.5%, to EUR 493,297 thousand for the six months ended June 30, 2023, compared to EUR 446,321 thousand for the six months ended June 30, 2022. Consolidated revenue at constant currency (i.e., excluding the impact of fluctuations in currency exchange rates) increased by 10.4% for the six months ended June 30, 2023. Year-over-year revenue growth was driven by growth in both Segments, to the extent set out below.

In the Biopharmaceutical and Diagnostic Solution Segment, revenue from high-value solutions increased by EUR 29,306 thousand, or 22.3%, to EUR 160,901 thousand for the six months ended June 30, 2023, compared to EUR 131,595 thousand for the six months ended June 30, 2022, while revenue from other containment and delivery solutions increased by EUR 10,009 thousand, or 4.4%, to EUR 239,457 thousand for the six months ended June 30, 2023, compared to EUR 229,448 thousand for the six months ended June 30, 2022.

Revenue in the Biopharmaceutical and Diagnostic Solutions Segment increased by 16.7% in EMEA, from EUR 218,626 thousand for the six months ended June 30, 2022 to EUR 255,205 thousand for the six months ended June 30, 2023, and by 4.1% in North America, from EUR 97,060 thousand for the six months ended June 30, 2022 to EUR 101,038 thousand for the six months ended June 30, 2023. Revenue in the Biopharmaceutical and Diagnostic Solutions Segment decreased by 9.2% in South America, from EUR 12,930 thousand for the six months ended June 30, 2022 to EUR 11,734 thousand for the six months ended June 30, 2023, and by 0.1% in APAC from EUR 32,427 thousand for the six months ended June 30, 2022 to EUR 32,381 thousand for the six months ended June 30, 2023.

Within the Engineering Segment, revenue from contracts with external customers increased by EUR 7,661 thousand, or 9,0%, to EUR 92,939 thousand for the six months ended June 30, 2023, compared to EUR 85,278 thousand for the six months ended June 30, 2022, mainly driven by higher sales in visual inspection systems and assembly and packaging machines, partially offset by a decrease in revenue from glass converting machines.

Revenue in the Engineering Segment increased by 31.5% in EMEA, from EUR 42,597 thousand for the six months ended June 30, 2022 to EUR 56,017 thousand for the six months ended June 30, 2023. Revenue in the Engineering Segment decreased by 0.1% in North America, from EUR 21,524 thousand for the six months ended June 30, 2022 to EUR 21,510 thousand for the six months ended June 30, 2023, by 22.4% in South America, from EUR 2,159 thousand for the six months ended June 30, 2022 to EUR 1,675 thousand for the six months ended June 30, 2023, and by 27.7% in APAC, from EUR 18,997 thousand for the six months ended June 30, 2022 to EUR 13,737 thousand for the six months ended June 30, 2023.

Revenue recognized over time increased by EUR 9,091 thousand, or 11.9%, to EUR 85,569 thousand for the six months ended June 30, 2023, from EUR 76,478 thousand for the six months ended June 30, 2022, driven by new contracts and continued progress on orders where the Group has an enforceable right to payment for the performance completed to date.

Contract balances

The following table provides information on contractual assets from contracts with customers:

	At June 30,	At December 31,
	2023	2022
	(EUR thousand)
Trade Receivables	229,437	212,734
Contract Assets	133,935	103,417
Contract Liabilities	(11,155)	(14,847)
Advances From Customers	(54,078)	(26,568)
Total	298,139	274,736

Contract assets mainly relate to the Group’s right to consideration for performance of construction contracts to which the Group is a party and for which the Group has not yet issued an invoice as of the balance sheet date. The amount recognized as contract assets are reclassified to trade receivables as soon as the Group has an unconditional right to consideration.

10.
Cost of sales

Cost of sales are detailed as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	(EUR thousand)
Purchases	100,340	92,829	204,601	165,530
Change in inventories	(14,622)	(18,002)	(37,502)	(21,829)
Direct industrial labor	38,444	32,333	75,221	62,594
Indirect industrial labor	17,967	15,228	35,167	29,319
Industrial depreciation and amortization	16,337	13,136	31,508	25,716
Other costs of sales	17,935	24,151	29,139	42,970
Total Cost of sales	176,401	159,675	338,134	304,300

Cost of sales for the six months ended June 30, 2023 and 2022, amounted to EUR 338,134 thousand and EUR 304,300 thousand, respectively, consisting mainly of the cost of materials, components and labor expenses related to the production and distribution of our goods and services. Industrial depreciation and amortization increased due to the availability for use of the machinery installed in the previous months to increase the production capacity. Other costs of sales decreased mainly due to the increase in the industrial capitalized costs for the machinery and equipment built within the Group, which was partially offset by the increase in subcontracting work and in industrial overheads.

For the six months ended June 30, 2023, increase in cost of sales was partially offset by EUR 2,808 thousand granted by the Italian government in the form of subsidies intended to benefit businesses and families affected by energy price increases. In particular, companies classified as large consumers of energy and natural gas were granted - under certain conditions - a special subsidy on the price of electricity and natural gas consumed during the quarter. The grants, already in place in the fourth quarter of 2022, were granted to help offset the significant rise in utilities costs and mitigate the impact to businesses. The grants were in effect through the second quarter of 2023.

For the six months ended June 30, 2023, cost of sales included approximately EUR 5.9 million of non-recurring start-up costs mainly related to the new facilities in Indiana, U.S. and in Latina, Italy. For the six months ended June 30, 2022, non-recurring start-up costs impacting cost of sales amounted to approximately EUR 1.0 million.

11.
Other operating income

Other operating income for the six months ended June 30, 2023 and 2022, amounted to EUR 5,233 thousand and EUR 8,679 thousand, respectively, relating mainly to: (i) contributions from customers for pre-feasibility and feasibility studies, development and customization of the Group's proprietary products; (ii) design and sample activities to perform and improve feasibility studies on customized containment solutions; (iii) development and validation activities such as closure validation relating to the last project milestones that allow products industrialization; (iv) post development and validation analysis performed on containment and drug delivery solutions to assure safety and quality; (v) manual samples preparation and packaging; (vi) contract modification fees; (vii) contribution received from customers for investments in production capacity and (viii) other recharges. For the six months ended June 30, 2023, other operating income decreased by EUR 3,446 thousand compared to the six months ended June 30, 2022, which included approximately EUR 6.0 million related to a contract modification made to accommodate a decrease in COVID-19 related orders.

For the six months ended June 30, 2023 and 2022, other operating income included EUR 519 thousand related to government grants received by Ompi of America from the U.S. government’s Biomedical Advanced Research and Development Authority (BARDA) mainly for project management activities in the new facility in Fishers, U.S. and for consultancy expenses and EUR 178 thousand related to grants received by Ompi of America from the State of Indiana for personnel training courses. In addition, other operating income for the six months ended June 30, 2023 included EUR 91 thousand related to government grants received by Ompi Pharma Packaging Tech. Co. Ltd, an entity organized under the laws of China, for machinery technical renovation to support the implementation of intelligent manufacturing projects and for having reached the status of a high-tech company.

12.
Expenses

Expenses are detailed as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	(EUR thousand)
Selling and Marketing expenses	6,775	7,002	12,841	11,923
Research and Development expenses	8,363	8,498	16,913	16,183
General and Administrative expenses	22,921	22,344	45,129	40,839
Total Expenses	38,059	37,844	74,883	68,945

For the six months ended June 30, 2023, Selling and Marketing expenses were EUR 12,841 thousand compared to EUR 11,923 thousand for the six months ended June 30, 2022. These expenses are mainly related to personnel expenses for the sales organizations. They include depreciation of EUR 343 thousand (EUR 346 thousand for the six months ended June 30, 2022), and the accrual of a provision for bad and doubtful debts of EUR 305 thousand (compared to an accrual of EUR 673 thousand for the six months ended June 30, 2022). Selling and Marketing expenses increased by EUR 918 thousand mainly due to higher personnel costs to support the ongoing growth in the business as well as to higher marketing costs linked to travel and trade fairs.

Research and Development expenses for the six months ended June 30, 2023, amounted to EUR 16,913 thousand compared to EUR 16,183 thousand for the six months ended June 30, 2022 and include costs for research and development activities to support the innovation of products and components, and amortization and depreciation for EUR 1,916 thousand, (EUR 1,708 thousand for the six months ended June 30, 2022). The increase in Research and Development expenses by EUR 730 thousand was primarily due to an increase in personnel expenses related to new hires and time spent on R&D related activities to maintain and accelerate the Group market-leading position.

For the six months ended June 30, 2023, General and Administrative expenses amounted to EUR 45,129 thousand compared to EUR 40,839 thousand for the six months ended June 30, 2022, and were mainly comprised of personnel expenses for administrative functions, consultancies, directors compensation, rental fees as well as, depreciation and amortization for EUR 4,115 thousand (EUR 3,351 thousand for the six months ended June 30, 2022), of which amortization of fair value adjustments from purchase price allocations amounted to EUR 520 thousand (EUR 520 thousand for the six months ended June 30, 2022). The increase in General and Administrative expenses by EUR 4,290 thousand was mainly due to higher labor costs linked to (i) the structuring of corporate functions as a public company (ii) the structuring of the Americas Region, and (iii) new hires in support of future growth. The increase in General and Administrative expenses was also due to higher insurance and IT costs, travel expenses and other business costs.

13.
Finance income

Finance income is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	(EUR thousand)
Interest income from banks deposits	292	176	478	320
Income from financial discounts	1	39	8	49
Other financial income	—	1	51	8
Foreign currency exchange rate gains	3,704	6,861	6,882	9,097
Derivatives revaluation	2,725	442	3,707	799
Other fair value adjustments	1	—	1	226
Total finance income	6,723	7,519	11,127	10,499

14.
Finance expense

Finance expenses are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	(EUR thousand)
Interest on debts and borrowings	524	817	1,374	1,620
Financial discounts and other expenses	8	184	24	186
Interest on lease liabilities	134	143	268	284
Financial component IAS 19	79	81	132	57
Foreign currency exchange losses	5,636	4,394	13,105	6,755
Derivatives devaluation	821	4,075	1,239	5,353
Other fair value adjustments	76	178	139	229
Total finance expense	7,278	9,872	16,281	14,484

Finance expenses include bank interest on the Group’s financial debt (recalculated using the amortized cost method) and interest on leases related to the portion of financial expenses payable matured in the reporting period on the liabilities, recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences are realized and unrealized gains and losses incurred on transactions in currencies other than the functional currency of the Group; the net foreign currency exchange impact, given by the sum of gains and losses, amounts to a net loss of EUR 6,223 thousand for the six months ended June 30, 2023, and a net gain of EUR 2,342 thousand for the six months ended June 30, 2022.

The main driver of the foreign currency exchange rate impact in the first half of 2023 was the unexpected strengthening of the Mexican Peso against the Euro and U.S. Dollar during the period, which impacted foreign currency exchange gains and losses.

Derivatives revaluation and derivatives devaluation included changes in the fair values of the foreign currency forward contracts that have not been designated as hedge accounting relationships as well as the ineffectiveness of the foreign currency forward contracts designated in a cash flow hedge.

15.
Income tax

Income tax expense amounted to EUR 17,795 thousand for the six months ended June 30, 2023, compared to EUR 19,382 thousand for the six months ended June 30, 2022.

The effective tax rate for the six months ended June 30, 2023, was 22.14% compared to 24.92% for the six months ended June 30, 2022, mainly due to the accrual of energy tax credits granted by the Italian government to certain of the Group's Italian legal entities for the first half of 2023 and the decrease of profit before tax of the Group's Mexican subsidiary.

The analysis of deferred tax assets and deferred tax liabilities as at June 30, 2023 and December 31, 2022 is as follows:

	Consolidated statement of financial position
	At June 30,	At December 31,
	2023	2022
	(EUR thousand)
Other intangible assets	(4,152)	(4,179)
Tangible assets	22,700	19,746
Work in progress	(12,527)	(12,329)
Revaluations of investment properties to fair value	8,242	6,807
Expected credit losses of debt financial assets	1,315	1,217
Derivatives	(1,398)	(1,640)
Leases	373	331
Long term incentives	22	51
Provisions	6,976	6,631
Accruals and other provisions	609	164
Tax losses carry forward	30,911	26,941
Dividends	(2,716)	(2,260)
Start up costs IPO SG spa	3,355	4,026
Share-based compensation plans	—	325
Other effects	2,149	2,427
Deferred tax assets, net	55,859	48,258
Reflected in the statement of financial position as follows:
Deferred tax assets	77,042	69,210
Deferred tax liabilities	(21,183)	(20,952)
Deferred tax assets, net	55,859	48,258

16.
Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of common shares issued, net of the treasury shares, held by the Group.

For the three and the six months ended June 30, 2023 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of potential ordinary shares that would be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 28 and Note 29 for further details on the equity incentive plans). There was no significant dilution impact for the three and the six months ended June 30, 2022 resulting in basic and diluted earnings per share being the same.

The following table reflects the income and shares data used in the basic and diluted EPS calculation:

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
	(EUR thousand)

Profit attributable to ordinary equity holders of the parent	34,241	30,531	62,506	58,254

Weighted average number of ordinary shares for basic EPS	264,699,481	264,699,481	264,699,481	264,699,481
Weighted average number of ordinary shares adjusted for the effect of dilution	265,419,934	264,699,481	265,419,934	264,699,481

	2023	2022	2023	2022
Basic earnings per common share (in EUR)	0.13	0.12	0.24	0.22
Diluted earnings per common share (in EUR)	0.13	0.12	0.24	0.22

17.
Intangible assets

Changes in intangible assets as of June 30, 2023, are as follows:

Total
(EUR thousand)

Cost
At January 1, 2023	82,773
Additions	2,575
Disposals	(7)
Exchange differences	(156)
At June 30, 2023	85,185

Amortization
At January 1, 2023	50,616
Amortization charge for the period	4,709
Exchange differences	(12)
At June 30, 2023	55,313

Net book value
At June 30, 2023	29,872
At December 31, 2022	32,158

Additions in intangible assets amounting to EUR 2,575 thousand for the six months ended June 30, 2023, are related to the capitalization of costs associated with an upgrade of the Group's ERP software and other software licenses.

At June 30, 2023, no impairment indicators have been identified for intangible assets and therefore no impairment losses have been accounted for.

18.
Property, plant and equipment

Changes in items of property, plant and equipment as of June 30, 2023 are as follows:

Total
(EUR thousand)

Cost
At January 1, 2023	1,055,535
Additions	248,805
Disposals	(68)
Exchange differences	5,952
At June 30, 2023	1,310,224

Depreciation and impairment
At January 1, 2023	414,134
Depreciation charge for the period	30,154
Disposals	(44)
Exchange differences	4,331
At June 30, 2023	448,575

Net book value
At June 30, 2023	861,650
At December 31, 2022	641,402

For the six months ended June 30, 2023, property, plant and equipment addition of EUR 248,805 thousand are mainly due to the advancement of construction for the Group’s new facilities in the U.S., the renovation of the brownfield plant in Latina (Italy) and expansion of the Group’s headquarters and production facilities in Piombino Dese (Italy). Additions also include investments for new manufacturing equipment for the production of EZ-Fill® and bulk syringes, vials and cartridges as the Group continues the build out of its global capacity expansion initiatives.

At June 30, 2023, no impairment indicators have been identified and, furthermore, there was no need to reassess useful life of property, plant and equipment.

19.
Right of Use

The Group has lease contracts for various items of plant, machinery, vehicles and other equipment used in its operations. Leases of plant and machinery generally have lease terms between 3 and 15 years, while vehicles and other equipment generally have lease terms between 3 and 5 years. There are several lease contracts that include extension and termination options.

The Group also has certain leases with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Movements in the leased Right of Use assets for the first six months of 2023 are shown below:

Total
(EUR thousand)

Cost
At January 1, 2023	41,230
Additions	924
Disposals	(38)
Exchange differences	(280)
At June 30, 2023	41,835

Depreciation
At January 1, 2023	21,941
Depreciation charge for the period	3,020
Disposals	(30)
Exchange differences	(135)
At June 30, 2023	24,797

Net book value
At June 30, 2023	17,038
At December 31, 2022	19,289

20. Financial assets

The following table details the composition of financial assets:

	At June 30,	At December 31,
	2023	2022
	(EUR thousand)
Fair value of derivatives financial instruments	2,445	2,795
Non-current secured notes at FVTPL	2,182	—
Other non-current financial assets	1,030	1,044
Other non-current financial assets	5,657	3,839

Fair value of derivatives financial instruments	5,138	5,694
Other securities	—	27,908
Other current financial assets	5,138	33,602

Financial Assets	10,795	37,441

Other securities included guaranteed investment funds managed by Société Générale SA, which were measured at fair value. The decrease in other securities of EUR 27,908 thousand is due to the total redemption of insurance policies in the first half of 2023.

As at June 30, 2023, other non-current financial assets included a secured senior convertible promissory note amounting to EUR 2,182 thousand with maturity date June of 14, 2028.

As at June 30, 2023 and at December 31, 2022, other non-current financial assets and other current financial assets included interest rate swap derivatives. Other current financial assets also included foreign exchange derivatives. As at June 30, 2023 commodity swap derivatives were included in other current financial liabilities.

The following table sets forth the analysis of derivative assets and liabilities as of June 30, 2023, and December 31, 2022.

	At June 30,		At December 31,
	2023		2022
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR thousand)
Non-Current financial assets
Interest Rate Swap - hedging instruments	2,445	2,445	2,795	2,795

Current financial assets
Foreign exchange forward contracts - not hedging instruments	804	804	1,658	1,658
Foreign exchange forward contracts - hedging instruments	1,566	1,566	849	849
Interest Rate Swap - hedging instruments	2,768	2,768	3,187	3,187

Current financial liabilities
Commodity Swap - hedging instruments	410	410	—	—

As at June 30, 2023 and at December 31, 2022 part of the derivatives on currency risk have not been designated as hedging instruments and reflect the change in the fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected sales.

Derivatives designated as hedging instruments reflect the change in fair value of:

- the interest rate swap contracts, designated as cash flow hedges to hedge fluctuations in variable interest rate on loans;
- the foreign exchange forward contracts, designed as cash flow hedges to hedge highly probable forecast sales in U.S. Dollars;

- the commodity swap contracts, designed to hedge against price swings in the market for natural gas and electricity.

The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the cash flows of the underlying transaction.

21.
Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

	At June 30,	At December 31
	2023	2022
	(EUR thousand)
Raw materials	101,086	88,139
Semifinished products	41,450	30,196
Finished products	119,667	92,994
Advances to suppliers	23,451	18,119
Provision from slow moving and obsolescence	(16,393)	(16,194)
Total inventories	269,261	213,254

Inventories as of June 30, 2023 amounted to EUR 269,261 thousand compared to EUR 213,254 thousand as of December 31, 2022. The increase was mainly driven by the following two factors: (i) while there have been improvements in supply chains, the Group continues to experience shortages of electronic components used in its Engineering products, and as a result, the Group is maintaining elevated levels of safety stock in the near term; and (ii) the Group is investing and operationalizing new EZ-fill capacity which has longer lead times due to the additional time required to transform bulk products into ready-to-use products.

The provision for slow moving and obsolete inventories as of June 30, 2023, and December 31, 2022, amounted to EUR 16,393 thousand and EUR 16,194 thousand, respectively, with an accrual of EUR 221 thousand recognized within cost of sales and other changes due to exchange rate movements for EUR 22 thousand for the six months ended June 30, 2023.

22.
Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

	At June 30,	At December 31,
	2023	2022
	(EUR thousand)
Trade receivables	235,746	218,695
Allowance for expected credit losses	(6,309)	(5,961)
Total trade receivables	229,437	212,734

Expected credit loss rate	2.7%	2.7%

Trade receivables are non-interest bearing and generally have a term of 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk. Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 6,309 thousand and EUR 5,961 thousand as of June 30, 2023, and December 31, 2022, respectively.

Contract assets

Contract assets relate to revenue earned from ongoing customer-specific construction contracts within the Engineering Segment and from the In-vitro diagnostic business, which is part of the Biopharmaceutical and Diagnostic Solutions Segment. As such, the balances of this account vary and are dependent on the number of ongoing construction contracts at the end of the period. The Group had contract assets of EUR 133,935 thousand as of June 30, 2023, and EUR 103,417 thousand as of December 31, 2022. Contract assets gross amounted to EUR 264,054 thousand (EUR 235,794 thousand as of December 31, 2022), net of invoices issued of EUR 130,119 thousand (EUR 132,377 thousand as of December 31, 2022).

23.
Tax receivables and tax payables

As of June 30, 2023 tax receivables amounted to EUR 23,673 thousand compared to EUR 21,018 thousand as of December 31, 2022, and tax liabilities amounted to EUR 68,795 thousand compared to EUR 41,655 thousand as of December 31, 2022. The total net balance as of June 30, 2023, is a payable amounting to EUR 45,122 thousand, compared to a payable amounting to EUR 20,637 thousand as of December 31, 2022.

The increase in net balance is mainly due to the increased payable for corporate income taxes accrued for the six months ended June 30, 2023, resulting from the significant increase of the Italian entities' taxable income. The payment of 2022 corporate income tax payable and of 2023 tax advances for the Italian entities will take place on second half of 2023.

24.
Other receivables

As of June 30, 2023 other receivables amounted to EUR 46,849 thousand compared to EUR 33,010 thousand as of December 31, 2022. The increase in other receivables is mainly due to the increase in VAT receivables.

25.
Equity

The main objective of the Group’s capital management is to maintain a solid credit rating and adequate financial ratios to support business activity and maximize value for shareholders.

Movements in the equity accounts are reported in the Interim Consolidated Statements of Changes in Equity; comments on the main components and their changes are provided below.

Share capital

As of June 30, 2023, and as of December 31, 2022, the Company paid-in share capital amounted to EUR 21,698 thousand divided into 295,540,036 shares without par value, including 34,103,005 ordinary shares and 261,437,031 Class A multiple voting shares.

Share Premium Reserve

The share premium reserve includes the additional paid-in capital raised during the Initial Public Offering, net of the listing costs pertaining to the public subscription offer to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. As of June 30, 2023, and as of December 31, 2022, the share premium reserve amounted to EUR 389,312 thousand.

Treasury Reserve

As of June 30, 2023, and as of December 31, 2022, a total of 30,840,555 of the Company’s Class A shares were held in treasury for a total cost of EUR (27,740) thousand.

Cash Flow Hedge Reserve

Cash flow hedge reserve reflects the change in the fair value of derivatives financial instruments, designed as cash flow hedges to hedge highly probable forecast transactions. As of June 30, 2023, the cash flow hedge reserve was EUR 4,666 thousand compared to EUR 5,371 thousand as of December 31, 2022.

Cost of hedging reserve

Cost of hedging reserve reflects the forward element of forward contracts. As of June 30, 2023, the cost of hedging reserve amounts to EUR (397) thousand compared to EUR (179) thousand as of December 31, 2022.

Reserve for actuarial gains/losses

Reserve for actuarial gains/losses includes actuarial gains and losses on the net defined employees benefits liability and on the agents termination plans. As of June 30, 2023 the reserve for actuarial gains/losses amounts to EUR (177) thousand compared to EUR (74) thousand as of December 31, 2022.

Currency translation reserve

The currency translation reserve includes the cumulative foreign currency translation differences arisen from the translation of financial statements denominated in currencies other than Euro; as of June 30, 2023, it was EUR (8,125) thousand compared to EUR (15,611) thousand as of December 31, 2022. As of June 30, 2022, it amounted to EUR (4,297) thousand compared to EUR (22,680) thousand as of December 31, 2021. The decrease in the currency translation reserve is mainly due to the appreciation against the Euro of the Mexican Peso and the Brazilian Real, partially offset by the depreciation of both the Chinese Renminbi and the US Dollar against the Euro, which occurred in the first half of 2023. These are the primary currencies in which the net assets of the Group's companies are denominated.

Retained Earnings and Other Reserves

Retained earnings and other reserves included:

- a legal reserve of EUR 4,340 thousand as of June 30, 2023 and of 4,340 thousand as of December 31, 2022;

- other reserves of EUR 64,657 thousand of June 30, 2023 (EUR 40,284 thousand of December 31, 2022). The increase is due to (i) the allocation of previous year net profit for EUR 21,228 thousand, (ii) the accrual of the fair value of personnel cost related to share-based incentive plans for EUR 3,060 thousand and (iii) other effects for EUR 85 thousand;

- retained earnings of the consolidated companies net of the effects of consolidation adjustments of EUR 543,208 thousand (EUR 435,881 thousand as of December 31, 2022);

- net profit attributable to equity holders of the parent of EUR 62,506 thousand as of June 30, 2023 and of EUR 142,849 thousand as of December 31, 2022.

Dividends

On May 24, 2023, Stevanato Group shareholders approved the distribution of EUR 14,294 thousand in dividends (EUR 0.054 per common share) from the net profits realized in the previous financial year. The dividend was payable on July 17, 2023 to shareholders of record as of June 6, 2023.

On June 1, 2022, Stevanato Group shareholders approved the distribution of EUR 13,500 thousand in dividends (EUR 0.051 per common share) in part from the net profits realized in the previous financial year and in part from "other reserves". The dividend was paid on July 13, 2022 to shareholders of record as of June 14, 2022.

Non-controlling interests

Non-controlling interests amount to EUR (142) thousand as of June, 30, 2023 (EUR (220) thousand as of December 31, 2022).

26.
Financial liabilities

Total financial liabilities were EUR 189,183 thousand and EUR 219,161 thousand as of June 30, 2023, and as of December 31, 2022, respectively; the balances in financial debt are as follows:

	At June 30,	At December 31,
	2023	2022
	(EUR thousand)
Lease liabilities - Right of Use	4,868	5,325
Bank overdrafts	11,364	13,245
Bank loans	50,886	50,518
Financial liabilities due to related parties	779	871
Fair value of derivatives	410	—
Financial liabilities due to other lenders	—	795
Total current financial liabilities	68,308	70,754

Lease liabilities - Right of Use	12,920	14,657
Bank loans	58,243	84,069
Notes	49,712	49,681
Total non-current financial liabilities	120,875	148,407

Financial Liabilities	189,183	219,161

Financial liabilities mainly include bank loans (current and non-current portions), lease liabilities (current and non-current portions) and notes.

27.
Fair Value Measurement

IFRS 13 establishes a three-level hierarchy that categorizes the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs).

In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

•
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.
•
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely, in part, on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
•
Level 3: If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. This is the case for unlisted equity securities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2023, and at December 31, 2022:

As at June 30, 2023:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		61,221	61,221	—	—
Financial assets - investments FVTPL - traded		303	303	—	—
Financial assets - investments FVTPL - not traded		368	—	—	368
Derivatives - non-current financial assets	20	2,445	—	2,445	—
Derivatives - current financial assets	20	5,138	—	5,138	—
Non-current secured notes at FVTPL	20	2,182	—	—	2,182
Other non-current financial assets	20	734	—	734	—
Total assets		72,391	61,524	8,317	2,550

Derivatives - non-current financial liabilities	20	410	—	410	—
Total liabilities		410	—	410	—

As at December 31, 2022:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		228,740	228,740	—	—
Financial assets - investments FVTPL - traded		443	443	—	—
Financial assets - investments FVTPL - not traded		339	—	—	339
Derivatives - non-current financial assets	20	2,795	—	2,795	—
Derivatives - current financial assets	20	5,694	—	5,694	—
Financial current assets	20	27,908	—	27,908	—
Other non-current financial assets	20	733	—	733	—
Total assets		266,653	229,183	37,131	339

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate swaps is determined by considering the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date. The fair value of commodity swaps is tied to the market price of the underlying commodities PUN and PSV.

The value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist of bank current accounts.

No borrowings of the Group are listed debt.

There are no transfers between Level 1, Level 2 and Level 3 during the six months ended June 30, 2023. During the year ended December 31, 2022, the transfer between Level 3 and Level 1 for "Financial assets - investment FVTPL" is related to the distribution of the shares in Rani Therapeutics Holdings, listed on NASDAQ, from the investment fund Biologix Partners LP.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts as of June 30, 2023, and December 31, 2022.

28.
Employee benefits

Employee benefits are analyzed as follows:

	At June 30,	At December 31,
	2023	2022
	(EUR thousand)
Employee severance pay	5,178	4,936
Jubilee benefits	213	213
Other post-employment plans	1,078	979
Long term incentive plan	—	169
Stock grant plan	281	1,353
Other share-based compensation	—	665
Total employee benefits	6,750	8,315

Defined benefit obligations - Italian Employee Severance Indemnity (TFR)

Trattamento di fine rapporto or “TFR” relates to the amounts that employees in Italy are entitled to receive when they leave the company and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions the TFR entitlement may be partially advanced to an employee during the employee’s working life.

The Italian legislation regarding this scheme was amended by Law 296 of December 27, 2006 and by subsequent decrees and regulations issued in the first part of 2007. Under these amendments, companies with at least 50 employees are obliged to transfer the TFR to the “Treasury fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, the accruing TFR for employees of all Italian companies could be managed by the companies themselves. Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 revised, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance pay retain the nature of “Defined benefit plans”. Accordingly, the provision for employee severance indemnity in Italy consists of the residual obligation for TFR until December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been almost entirely earned, with the sole exception of future revaluations. Since 2007 the scheme has been classified as a defined contribution plan, and the Group recognizes the associated cost (being the required contributions to the pension funds) over the period in which the employee renders service.

Long-term Incentive plan

In order to align the interests of management with those of the Shareholders, the Group established a long-term incentive plan linking remuneration and performance. The Board of Directors approved a compensation plan called the “Long-term Incentive 2020-2023”. The four-year plan involved a select number of top Management and/ or key people and was based on achieving certain key performance indicators under the Group's long-term industrial plan targets.

On April 11, 2022 the Board of Directors approved an amendment to the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027", in order to allow the entry of new beneficiaries in 2022, previously involved in the compensation plan called "Long Term Incentive 2020-2023". In accordance with the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027" rules, existing and new beneficiaries for the first vesting period coexisted until 2022. Through such amendment, beneficiaries of the Long Term Incentive 2020-2023 were offered the possibility of becoming beneficiaries of the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027" in 2022 by using the accrued rights deriving from the participation in the Long-Term Incentive 2020-2023. In any event, the transfer free of charge of the ownership of a certain number of Stevanato Group S.p.A. shares would have been done after the end of the first vesting period, upon confirmation of achievement of certain performance objectives (in terms of consolidated revenue and EBITDA) set for such vesting period and the continuation of the employment relationship. At June 30, 2023 the formalities for the transfer of ownership of the shares were still in progress.

Restricted Stock Grant Plan 2021-2027

At the Shareholders’ Meeting of Stevanato Group held on March 4, 2021, a share-based incentive plan, referred to as the “Restricted Stock Grant Plan 2021-2027” was approved. This plan included individuals who play a strategic role in the Group related to the economic and strategic development of the Group and aligned their interests to those of the shareholders and other stakeholders of the Company, during the period between January 1, 2021 and December 31, 2026.

The Stock Grant Plan originally provided for three two-year vesting periods, between January 1, 2021 and December 31, 2022 (First Vesting Period), January 1, 2023 and December 31, 2024 (Second Vesting Period), January 1, 2025 and December 2026 (Third Vesting Period). On April 11, 2022 the Board of Directors approved an amendment to the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027", to allow the entry in 2022 of new beneficiaries, previously involved in "Long Term Incentive 2020-2023". Through such amendment, (i) the total duration of the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027" was limited to the First Vesting Period only and (ii) the beneficiaries were divided into two categories: the initial beneficiaries and the new beneficiaries to whom specific rules applied.

At the beginning of the vesting period, a certain number of Stevanato Group ordinary shares – linked with the achievement of specific targets in terms of consolidated revenue and EBITDA within the end of the Vesting Period – was assigned free of charge to the initial beneficiaries. For the EBITDA definition, please refer to the section “Key Indicators of Performance and Financial Condition” of Item 2. "Management’s Discussion and Analysis of Financial Condition and Results of Operations" below. The assigned shares are subject to the prohibition to sell and to the selling commitment in accordance with a one-year lock-up period.

The transfer of ownership of the shares was finalized after each initial beneficiary had signed an agreement which binded the beneficiaries to re-sell to Stevanato Group, fully or partially, the Shares assigned to them in case the targets provided for the vesting period in relation to which the shares were assigned should not have been totally or partially achieved. A similar obligation was provided if, within the end of the vesting period, the employment relationship would have terminated.

In the event of over-performance related to the Key Indicators of Performance, initial beneficiaries were granted, free of charge, an additional number of Stevanato Group shares related to the vesting period in which the targets were exceeded and the additional shares assigned will be subject to the time-limited prohibition to sell.

On June 3, 2021, a total of 236,988 ordinary shares, which were previously held in treasury, were assigned to the initial beneficiaries of the plan.

The fair value measurement of the stock grant plan for the initial beneficiaries consisted of the following components:

-a first IAS 19 component linked to the cash settlement of the amount equal to the consideration already determined at which Stevanato Group S.p.A. will repurchase the shares in the cases provided for by the plan regulations. This component is immediately vested at the time of the assignment of the shares. It generates expenses counterbalanced with the employee benefits liability;

-a second IFRS 2 component related to the benefit associated with the value of the stock. It is valued as stock option with a strike price equal to the value corresponding to the consideration the employees give up in cash when the stock option is exercised. It generated expenses counterbalanced in a dedicated equity reserve among "other reserves".

The decrease in the employee benefits liability as at June 30, 2023 is due to the reclassification of the balance in the dedicated equity reserve among "other reserves" for those shares for which the targets set for the first vesting period have been achieved.

On May 12, 2022, Stevanato Group sent, to the new beneficiaries of shares, a letter granting them the right to obtain the transfer free of charge of a certain number of shares if the performance targets, in terms of consolidated revenue and EBITDA provided for the vesting period in relation to which the shares were assigned, would have been achieved. New beneficiaries were individuals who play a strategic role in the Group, including its economic and strategic development, and the above right to transfer shares (subject to certain conditions) aligned their interests to those of the shareholders and other stakeholders of the Company, during the period between January 1, 2021 and December 31, 2026.

The right for each of the new beneficiaries of shares to receive shares was conditional upon the verification by the Stevanato Group's Board of the degree of achievement of each of the performance targets after the end of the first vesting period. On the basis of this assessment the number of shares indicated in the letter of attribution of rights could have been reduced based on the degree of target achievement. As at June 30, 2023, the formalities for the transfer of the ownership of the 688,859 vested shares (from the shares held in treasury) were still in progress.

Other share-based compensation

As at December 31, 2022, the Group recognized a liability for other share-based compensation amounting to EUR 665 thousand. This represented the estimate of the grant date fair value of the award for the purposes of recognizing the services received by employees during the period between service commencement date and grant date. As at June 30, 2023, this liability was reclassified in a dedicated equity reserve among "other reserves" after finalization of the final grant.

29.
Share-based compensation

On December 15, 2022, the Board of Directors approved a Long Term Incentive Plan including two sub-plans, the Restricted Shares Plan 2023-2027 and the Performance Shares Plan 2023-2027, with a duration of 5 years, running from January 1, 2023 until December 31, 2027.

On January 3, 2023 the beneficiaries involved in the new Restricted Shares Plan 2023-2027 and Performance Shares Plan 2023-2027 received a letter that granted them the right obtain the transfer free of charge of a certain number of shares if the underlying conditions are met.

The Restricted Shares Plan forms part of Stevanato Group’s long-term remuneration policy wherein Restricted Shares represent, for the first vesting period (January 2023 - December 2025), 50% of the same beneficiaries grant target pay opportunity, while Performance Shares represent the other 50% of the beneficiaries grant target pay opportunity. For the second vesting period (January 2024 - December 2026) and the third vesting period (January 2025 - December 2027), the Company will confirm to beneficiaries within the grant letter the specific mix of Performance and Restricted Shares.

The granting of awards under the Restricted Shares Plan, for each vesting period, is subject to and dependent on the satisfaction of the following presence condition: shares shall not vest unless, at the end of the presence period related to each installment -3 equal annual installments-, the relationship between the participant and Stevanato Group is still in existence, unless otherwise agreed by the Chief Executive Officer. In particular, the presence period is differentiated in coherence with the vesting schedule and coincides with the period between the grant of rights date and each installment-vesting schedule.

The right to the award of Shares under the Performance Shares Plan, for each vesting period -3 years cliff vesting-, as a consequence of the relative right to receive the number of shares is subject to the positive outcome of the verification by the Board of Directors at the date of verification relating to two different performance targets which are independent of each other:

I. 50% of the target number of shares will vest if the Group achieves the targets in relation to the revenue growth performance criterion;

II. 50% of the target number of shares will vest if the Group achieves the targets in relation to the ROIC Performance Criterion. ROIC is calculated as Net Operating Profit After Taxes divided by Average Invested Capital (average of the beginning and end of each fiscal year).

The performance target level, minimum target, overachievement target and maximum target of each performance criterion, for each vesting period, were communicated to the beneficiaries with the grant letter.

30.
Provisions

The balances as of June 30, 2023, are detailed below:

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2023	1,102	654	2,770	1,026	5,552
Arising during the year	592	14	39	39	684
Utilized	—	—	(12)	—	(12)
Unused amounts reversed	(48)	—	(52)	—	(100)
Exchange rate difference	1	(12)	(45)	—	(56)
At June 30, 2023	1,647	656	2,700	1,065	6,068

Current	—	—	—	—	—
Non-current	1,647	656	2,700	1,065	6,068

The Provision for Warranty represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time. Such provisions are recognized on shipment of the goods to the customers. The Provision for Warranty is estimated on the basis of the Group’s past experience and contractual terms. Related costs are recognized within cost of sales. The provision for warranty for the period is due to the increase in volumes in terms of machinery and equipment delivered in the first half of 2023.

The provision for legal and sundry risks represents management’s best estimate of the expenditures expected to be required to settle on otherwise resolve legal proceedings and disputes. As of June 30, 2023, the Group's provision for legal and sundry risks included EUR 1.4 million related to employment and personnel matters in the United States.

As of June 30, 2023 provision for legal and sundry risks also included accruals in connection with taxation related to personnel severance amounting to EUR 586 thousand and a provision for workers compensation insurance for an amount of EUR 567 thousand.

31.
Other non-current liabilities

Other non-current liabilities as at June 30, 2023, and December 31, 2022, amounted to EUR 33,955 thousand and EUR 18,060 thousand, respectively. Other non-current liabilities as at June 30, 2023 mainly related to (i) an advance payment from the U.S. Biomedical Advanced Research and Development Authority (BARDA) of EUR 29,916 thousand, which reflects a partial payment for installing machinery in Fishers, Indiana, to help strengthen domestic capabilities in the U.S. for national defense readiness and preparedness programs for current and future public health emergencies; and (ii) an advance payment from the city of Fishers for hard costs at the site of EUR 2,220 thousand. In addition to the above, other non-current liabilities included holiday pay for our Danish companies’ employees following the transition to the new Danish Holiday Act that started in 2019.

32.
Trade payables and other current liabilities

Trade payables amounted to EUR 267,167 thousand at June 30, 2023 compared to EUR 239,179 thousand at December 31, 2022 and other current liabilities amounted to EUR 96,548 thousand at June 30, 2023 compared to EUR 69,499 thousand at December 31, 2022, and both are entirely due within one year.

The carrying amount of trade payables is considered to be equivalent to their fair value.

As at June 30, 2023, other current liabilities included the payables for dividends amounting to EUR 14,294 thousand that were unpaid at that date.

33.
Contract liabilities and advance from customers

Contract liabilities and advances from customers are as follows:

	At June 30,	At December 31,
	2023	2022
	(EUR thousand)
Contract Liabilities	11,155	14,847
Advances from customers	54,078	26,568
Total contract liabilities and advances from customers	65,233	41,415

Current	65,233	41,415
Non-current	—	—

Contract liabilities relate to revenue earned from ongoing customer-specific construction contracts in the Engineering Segment and in the In-vitro diagnostic business, which is part of the Biopharmaceutical and Diagnostic Solutions Segment. The Group had contract net liabilities of EUR 11,155 thousand and EUR 14,847 thousand as of June 30, 2023, and as of December 31, 2022, respectively. Contract liabilities gross amounted to EUR 45,022 thousand (EUR 64,293 thousand as of December 31, 2022), net of invoices issued of EUR 56,177 thousand (EUR 79,140 thousand as of December 31, 2022).

Advances from customers relate to sales whose revenue are recognized at a point in time.

34.
Related party disclosures

According to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Stevanato Group S.p.A., the controlling company Stevanato Holding S.r.l., unconsolidated subsidiaries of the Group and associates. In addition, members of Stevanato Group’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

Note 4 provides information about the Group’s structure, including details of the subsidiaries and the holding company. Transaction with related parties refer to:

•
service fees and rentals paid to Winckler & Co Ltd., the company whose owner holds minority interests in the subsidiary Ompi of Japan Co Ltd;

•
rentals paid to SFEM Italia S.r.l., controlled by the Stevanato family;

•
the purchase of products and rentals paid to Società Agricola Stella S.r.l., 51% controlled by Stevanato Holding S.r.l. and 49% controlled by SFEM Italia S.r.l.;

•
consulting services provided by Studio Legale Spinazzi Azzarita Troi, whose beneficial owner is a Board member in Stevanato Group S.p.A.;

•
industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of a Board member in the subsidiary SG Denmark A/S;

•
rentals paid to members of the Stevanato family;

•
loans disbursed in 2018 and 2019 by SE Holdings Co Ltd., the minority shareholder of the subsidiary Ompi of Japan Co Ltd., amounting respectively to JPY 73.5 million and JPY 49.0 million;

•
donations to the Stevanato Foundation, owned by the Stevanato family. The Foundation exclusively pursues the aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training as well as cultural and educational activities and scientific research. The Foundation intervenes in support of children and young people in situations of serious difficulty due to their illnesses, the distress of their families or other situations that may affect their health or growth;

•
during the fiscal year ended December 31, 2021, Stevanato Group made loans aggregating approximately EUR 447 thousand to two senior executives in order for them to pay taxes arising from shares granted to them under our restricted stock grant plan. At the time the loans were made, management believed that these loans were permissible and did not violate Section 13(k) of the Exchange Act. Upon being advised that such loans were impermissible the two executives repaid such loans in full, after the end of the first quarter of 2022. As a result of this inadvertent violation, the Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Company. The policy provides that “The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company.”;

•
consulting services provided by C.T.S. Studio AS, whose beneficial owner is a Board member in the sub-holding Stevanato Group International AS;

•
revenue from the sale of drug containment systems to Incog BioPharma Services, Inc, a U.S. based biopharma services company, in which by SFEM Italia S.r.l. holds a controlling stake;

•
on June 29, 2023, Ompi N.A. S. de R.L. de C.V. signed a promissory agreement for the purchase of land in Mexico with SIT Manufacturing N.A. S.A. de C.V. and paid USD 2,247 thousand as a deposit. Franco Stevanato is a Board member in SIT S.p.A., the parent company of SIT Manufacturing N.A. S.A. de C.V.

Transactions with related parties also include compensation to directors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the Interim Consolidated Income Statement and the related assets and liabilities are as follows:

	For the three months ended June 30,						For the six months ended June 30,
	2023			2022			2023			2022
	Revenues	Costs	Net financial expenses	Revenues	Costs	Net financial expenses	Revenues	Costs	Net financial expenses	Revenues	Costs	Net financial expenses
	(EUR thousand)
Other related parties	84	2,068	1	58	3,309	(0)	178	3,757	2	58	5,736	(0)
Total transactions with related parties	84	2,068	1	58	3,309	(0)	178	3,757	2	58	5,736	(0)

	As of June 30,					As of December 31,
	2023					2022
	Trade receivables	Trade payables	Other assets	Other liabilities	Financial liabilities	Trade receivables	Trade payables	Financial liabilities
	(EUR thousand)					(EUR thousand)
Other related parties	562	203	2,068	(366)	(779)	451	150	(871)
Total transactions with related parties	562	203	2,068	(366)	(779)	451	150	(871)

35.
COVID-19 Pandemic

Stevanato Group has been in the vaccine business for decades, serving as a partner for the distribution of a variety of vaccines worldwide. In 2020, the global COVID-19 pandemic caused both governments and private organizations to implement numerous measures to contain the spread of the virus. The Group experienced both positive and negative impacts from the COVID-19 pandemic. COVID-19 provided a favorable tailwind due to our critical role in supplying glass vials and syringes to support the roll-out of the COVID-19 vaccine to approximately 90% of the marketed vaccine programs. The pandemic also had unfavorable impacts including decreases in non-COVID related products, labor absenteeism and supply chain disruptions, among others.

Currently, the Group expects revenue from COVID-19-related products and services will continue to decrease in fiscal year 2023 compared to fiscal year 2022. The Group estimates that in fiscal year 2023, COVID-19 will account for approximately 1% to 2% of total revenue, down from our prior estimate of 2% to 3%. Longer-term, there remains uncertainty around the magnitude of demand for COVID-19-related products.

36.
Impact of war in Ukraine, global macroeconomic scenario and inflation

On February 24, 2022, Russia launched a military invasion of Ukraine. As of today, active conflict is underway in and impacting several major Ukrainian cities.

The military actions undertaken by Russian military forces against Ukraine resulted in the imposition of financial and economic sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus. Such sanctions, together with any additional measure that may be adopted in connection with this situation, may, in various ways, constrain Russia and Ukraine related transactions.

Such military actions against Ukraine, as well as the measures adopted, or that may be adopted, by other countries in response to these events, including new and stricter sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus (or other countries that were to become involved), could have a material adverse effect on Group operations. The Group is monitoring the conflict, but cannot predict whether this situation, which is unfolding in real-time, may escalate and result in broader economic and security conditions or in material implications for its business. None of the Group’s operational locations are located in Russia or the Ukraine.

Primarily as a result of the Russian-Ukrainian conflict, gas and electricity prices rose dramatically during the year ended December 31, 2022. Such increase unfavorably affected the Group's margins. In response, the Group increased prices accordingly to offset the impacts of the price increases. The Group has not faced any material disruption in accessing natural gas for its operations to date but the ongoing conflict may negatively impact the Group’s future ability to source gas at commercially reasonable terms, or at all. The Group’s operations in Italy have the highest gas consumption across its European operations. In the first half of 2023, gas prices have stabilized, and the Group continues to monitor the situation.

The Group manages the business in the context of the current global inflationary environment. Governments have engaged in efforts to try to ease the economic pain resulting from high energy and food prices, with measures such as price caps, price and income subsidies and reduced taxes and tax credits. However, since energy prices are likely to remain high and volatile, untargeted measures to keep prices under control may become increasingly unaffordable, discouraging energy savings strategies.

In order to pursue price stability, the U.S. Federal Reserve and other central banks in various countries have raised, and may again raise, interest rates in response to inflation. Through an increase in the key interest rate, central banks make borrowing more expensive and encourage saving, thereby influencing consumer demand for goods and services as well as business investment. Such measures can help reduce inflation but can also result in lower economic activity.

In addition to higher energy prices, higher inflation is also related to issues along value chains that have characterized the global economy since the acute phase of the COVID-19 pandemic in 2020. The Russian-Ukrainian conflict has added to an already complex situation, in which a globally uneven economic recovery in the aftermath of the pandemic crisis created bottlenecks in the supply of components and inputs critical to economic activity. These pressures are currently showing signs of easing in recent months.

General global economic downturns and macroeconomic trends, including heightened inflation, capital market volatility, interest rate and currency rate fluctuations, and economic slowdown or recession, may result in unfavorable conditions that could negatively affect demand for our products and exacerbate some of the other risks that affect our business, financial condition and results of operations. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations have affected, and may continue to affect, the reported value of the Group assets and liabilities, as well as cash flows.

37.
Events after the reporting period

The Group has evaluated subsequent events through July 27, 2023, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance.

Effective July 31, 2023, Stevanato Group entered into an agreement with Winckler & Co. Ltd, jointly with SE Holdings Co. Ltd and

Ompi of Japan KK, to purchase the remaining minority equity interests in Ompi of Japan KK and to terminate the JV agreement with SE Holdings. The obligation of Stevanato to acquire the shares owned by SE Holdings Co. Ltd is subject to certain conditions precedent to be fulfilled prior to July 31, 2023.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements.

For additional information, refer to the risk factors discussed under “Item 1A. Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We deliver an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Our core capabilities in scientific research and development, our commitment to technical innovation and our engineering excellence are central to our ability to offer value added solutions to our clients.

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 70-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including 41 of the top 50 pharmaceutical companies (which comprise all of the top 15) and eight of the top ten in-vitro diagnostic companies, as measured by 2020 revenue, according to data collected by Global Data. We also serve 15 of the top 20 biotechnology companies by market capitalization in the NASDAQ Biotechnology Index and over 100 biotechnology customers in total.

Our priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise and engineering and manufacturing excellence to meet their quality requirements. For example, under our Exclusive Collaboration Agreement with Owen Mumford Ltd. relating to our Aidaptus disposable autoinjector platform, which we entered into in March of 2022, we are harnessing the full breadth of services to deliver the Aidaptus® auto injector.

Our solutions are highly integrated with the development, production and commercialization processes of our customers. In addition to manufacturing drug containment and delivery solutions, we provide a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. We also engineer machinery and equipment for the production of drug containment and delivery systems that can be integrated into both our customers’ and our own manufacturing processes. Our involvement at each stage of a drug’s life cycle, together with the breadth of our offering, enables us to serve as a one-stop-shop for our customers, which we believe represents a significant competitive advantage.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics (including GLP-1s, monoclonal antibodies and mRNA applications), biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug production and delivery supply chain, we are well-positioned to benefit from multi-year, secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/biosimilars, self-administration of medicines, aging demographics, increasing quality standards and regulation and a shift towards outsourcing non-core functions by our customers.

We estimate that our total addressable market, based on our current offering, exceeded $15 billion in terms of revenue generated by all market participants in 2022, and consists of biopharmaceutical injectables and in-vitro diagnostic products. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment.

We believe there are opportunities to further expand our addressable markets, including by targeting (i) complementary containment solutions; (ii) additional delivery systems; (iii) complementary engineering solutions; and (iv) after sales support and services.

We operate our business in two segments:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables; and
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (i.e., machinery for assembly, visual inspection, packaging and serialization and glass converting).

In the six months ended June 30, 2023, and 2022, we generated 81% and 81% of total sales from our Biopharmaceutical and Diagnostic Solutions segment, respectively, and 19% and 19% from our Engineering segment, respectively.

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions segment as our “high-value” solutions. High-value solutions are wholly owned, internally developed products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our high-value solutions deliver significant benefits to customers including higher quality, reduced time-to-market and reduced total cost of ownership. Presently, only about 5% of the vial market and less than 5% of the cartridge market has transitioned to a ready-to-use format but we are currently experiencing a desire by customers to transition to ready-to-use formats to benefit from one or more of the above mentioned efficiencies to different extents. Among our key high-value solutions is our EZ-Fill® line of ready-to-fill injectable products, which can be customized to meet clients’ needs. For additional information on EZ-Fill® see “Business—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Systems (DCS)” of our Annual Report on Form 20-F for the year ended December 31, 2022.

We have nine production plants for manufacturing and assembling pharmaceutical and healthcare products across Europe (Italy, Germany and Slovakia) and the rest of the world (Brazil, China, Mexico and the United States), five plants for the production of machinery and equipment (Italy and Denmark), two sites for analytical services (Italy and the United States) and two commercial offices (Japan and the United States). Our manufacturing facilities in Mexico (serving the U.S. market), China and Brazil are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the United States were acquired in strategic transactions over the past 15 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in more than 70 countries.

The Group is expanding its global industrial footprint with the establishment of three new facilities in Fishers, Indiana, United States, in Latina, Italy, and in Zhangjiagang, China, primarily to add capacity in its premium EZ-Fill® products, diversify its product supply and improve proximity to customers.

Highlights

Consolidated Income Statement Data

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2023	2022	%	2023	2022	%
Net Revenue	255.3	234.2	9.0%	493.3	446.3	10.5%
Gross Profit	78.9	74.6	5.8%	155.2	142.0	9.3%
Operating Profit	44.9	43.9	2.6%	85.5	81.8	4.5%
Profit Before Tax	44.3	41.5	6.7%	80.4	77.8	3.3%
Net Profit attributable to:
Equity holders of the parent	34.2	30.5	12.2%	62.5	58.3	7.3%
Non-controlling interest	0.0	0.1	(57.0)%	0.1	0.1	(56.7)%
Basic earnings per common share (in €)	0.13	0.12	12.2%	0.24	0.22	7.3%
Diluted earnings per common share (in €)	0.13	0.12	11.8%	0.24	0.22	7.0%

Consolidated Statement of Financial Position Data

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	At June 30,	At December 31,	Change
	2023	2022	€
Assets
Total current assets	769.5	845.8	(76.3)
Total non-current assets	1,039.2	813.9	225.3
Total assets	1,808.7	1,659.7	149.0

Liabilities and equity
Total current liabilities	566.1	462.5	103.6
Total non-current liabilities	188.8	201.3	(12.5)
Total liabilities	754.9	663.8	91.1
Equity	1,053.8	995.9	57.9
Total liabilities and equity	1,808.7	1,659.7	149.0

COVID-19 pandemic update

Stevanato Group has been in the vaccine business for decades, serving as a partner for the distribution of a variety of vaccines worldwide. In 2020, the global COVID-19 pandemic caused both governments and private organizations to implement numerous measures to contain the spread of the virus. The Group experienced both positive and negative impacts from the pandemic. COVID-19 provided a favorable tailwind due to our critical role in supplying glass vials and syringes to support the roll-out of the COVID-19 vaccine to approximately 90% of the marketed vaccine programs. The pandemic also had unfavorable impacts including decreases in non-COVID related products, labor absenteeism and supply chain disruptions, among others.

Currently, the Group expects revenue from COVID-related products and services will continue to decrease in fiscal year 2023 compared to fiscal year 2022. The Group estimates that in fiscal year 2023, COVID-19 will account for approximately 1% to 2% of total revenue, down from prior estimate of 2% to 3%. Longer-term, there remains uncertainty around the magnitude of demand for COVID-19 related products.

2023 First half challenges

In the first six months of 2023, we still confronted a number of challenges linked, in part, to the decreasing relevance of the COVID-19 pandemic and, in part, to the conflict between Russia and Ukraine.

As expected, we anticipate a decrease in revenue related to COVID-19 in 2023 compared to 2022. We estimate that revenue from COVID-19 will represent approximately 1% to 2% of revenue in 2023 compared with 11% in 2022.

In addition, the military actions undertaken by Russian military forces against Ukraine resulted in the imposition of financial and economic sanctions by the European Union, the U.S., the United Kingdom and certain other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus. As a result, primarily of the Russian-Ukrainian conflict, gas prices have risen dramatically during the year ended December 31, 2022 and affected Group margins. However, Stevanato Group has not faced any difficulties in accessing natural gas for its operations to date. In the first half of 2023, gas prices appear to have stabilized, and we continue to monitor the situation going forward.

The increased demand for electrical components has impacted global supply chains, which were already under strain. While this has caused a temporary disruption in the supply of the manufacturing parts that we use, our ability to source from multiple suppliers, order materials in advance, and keep excess raw materials and inventory on hand, have limited the impact on our business of these supply chain challenges.

General global economic downturns and macroeconomic trends, including heightened inflation, capital market volatility, interest rate and currency rate changes and fluctuations (both as a result of monetary policies and the current macroeconomic environment), and economic slowdown or recession, may result in unfavorable conditions that could negatively affect demand for our products and exacerbate some of the other risks that affect our business, financial condition and results of operations. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations have affected, and may continue to affect, the reported value of the Group assets and liabilities, as well as cash flows.

Key Indicators of Performance and Financial Condition

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures, including: Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt) and Capital Employed. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates. Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods and that of our competitors. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation. The following tables set forth the calculation of Constant Currency Revenue for the three and the six months ended June 30, 2023 and provide a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the three months ended June 30, 2023	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported Revenue	84.2	120.6	204.8	50.5	255.3
Effect of changes in currency translation rates	0.7	0.8	1.5	0.1	1.6
Constant Currency Revenue	84.9	121.4	206.3	50.5	256.9

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenues at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the three months ended June 30, 2023	84.9	121.4	206.3	50.5	256.9
Reported Revenue for the three months ended June 30, 2022	70.1	118.5	188.6	45.6	234.2
Change in revenues at constant currency	14.9	2.9	17.7	4.9	22.6
% Change in revenue at constant currency	21.2%	2.4%	9.4%	10.7%	9.7%

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the six months ended June 30, 2023	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported Revenue	160.9	239.5	400.4	92.9	493.3
Effect of changes in currency translation rates	(0.4)	(0.3)	(0.7)	0.1	(0.6)
Constant Currency Revenue	160.5	239.1	399.7	93.0	492.7

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenue at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the six months ended June 30, 2023	160.5	239.1	399.7	93.0	492.7
Reported Revenue for the six months ended June 30, 2022	131.6	229.4	361.0	85.3	446.3
Change in revenue at constant currency	28.9	9.7	38.6	7.7	46.3
% Change in revenue at constant currency	22.0%	4.2%	10.7%	9.0%	10.4%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is defined as net profit before income tax expenses, net financial expenses, amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities of the Company. EBITDA is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with that of our competitors. Adjusted EBITDA is provided in order to present how the underlying business has performed excluding the impact of certain non-recurring items, which may alter the underlying performance and impair comparability of results between periods.

The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and the six months ended June 30, 2023, and 2022, and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Net Profit. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2023	2022	%	2023	2022	%
Net Profit	34.3	30.6	12.1%	62.6	58.4	7.2%
Income Taxes	10.0	10.9	(8.3)%	17.8	19.4	(8.2)%
Finance Income	(6.7)	(7.5)	(11.3)%	(11.1)	(10.5)	5.7%
Finance Expenses	7.3	9.9	(26.3)%	16.3	14.5	12.4%
Operating Profit	44.9	43.9	2.6%	85.5	81.8	4.5%
Depreciation and Amortization	19.5	15.9	22.6%	37.9	31.1	21.9%
EBITDA	64.4	59.8	7.7%	123.4	112.9	9.3%
Non-recurring items	3.8	2.0	93.0%	6.7	2.9	128.2%
Adjusted EBITDA	68.2	61.8	10.4%	130.1	115.8	12.3%
Adjusted EBITDA Margin	26.7%	26.4%	1.3%	26.4%	26.0%	1.6%

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS

Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS represent respectively Operating Profit, Net Profit and Diluted EPS as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted Operating Profit, Adjusted Income Taxes, Adjusted Net Profit and Adjusted Diluted EPS are provided in order to present how the underlying business has performed excluding the impact of the adjusting items, which may alter the underlying performance and impair comparability of results between the periods.

The following tables set forth the calculation of Adjusted Operating Profit for the three and the six months ended June 30, 2023, and 2022. Adjusted Operating Profit margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

For further information on non-recurring items, see “Cost of Sales” below.

(Unaudited)	(Amounts in € millions, except as indicated otherwise)
For the three months ended June 30, 2023	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	64.4	44.9	10.0	34.3	0.13
Adjusting items:
Start-up costs new plants (1)	3.7	3.7	1.0	2.8	0.01
Restructuring and related charges (2)	0.1	0.1	0.0	0.1	0.00
Adjusted	68.2	48.7	11.0	37.0	0.14
Adjusted Margin	26.7%	19.1%	—	—	—

(Unaudited)	(Amounts in € millions, except as indicated otherwise)
For the three months ended June 30, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	59.8	43.9	10.9	30.6	0.12
Adjusting items:
Start-up costs new plants (1)	2.0	2.0	0.7	1.3	0.00
Adjusted	61.8	45.9	11.6	31.9	0.12
Adjusted Margin	26.4%	19.6%	—	—	—

(Unaudited)	(Amounts in € millions, except as indicated otherwise)
For the six months ended June 30, 2023	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	123.4	85.5	17.8	62.6	0.24
Adjusting items:
Start-up costs new plants (1)	6.6	6.6	1.8	4.8	0.01
Restructuring and related charges (2)	0.1	0.1	0.0	0.1	0.00
Adjusted	130.1	92.2	19.6	67.4	0.25
Adjusted Margin	26.4%	18.7%	—	—	—

(Unaudited)	(Amounts in € millions, except as indicated otherwise) (Unaudited)
For the six months ended June 30, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	112.9	81.8	19.4	58.4	0.22
Adjusting items:
Start-up costs new plants (1)	2.9	2.9	0.8	2.1	0.01
Adjusted	115.8	84.7	20.2	60.5	0.23
Adjusted Margin	26.0%	19.0%	—	—	—

(1)
During the three and the six months ended June 30, 2023, the Group recorded €3.7 million and €6.6 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. During the three months and six months ended June 30, 2022, the Group recorded

€2.0 million and €2.9 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy
(2)
During the three and the six months ended June 30, 2023, the Group recorded €0.1 million of restructuring and related charges among general and administrative expenses.

CAPEX

Capital Expenditure, or CAPEX, is the sum of investment amounts in tangible fixed assets and intangible assets during the period (excluding right-of-use assets recognized during the period in accordance with IFRS 16 Leases). These investment activities consist of acquisitions of property, plant and equipment and intangible assets.

The following table sets forth the CAPEX for the three and the six months ended June 30, 2023, and 2022:

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2023	2022		€2023	2022	€
Addition to Property, plants and equipment	136.7	74.3	62.4	248.8	126.2	122.6
Addition to Intangible Assets	1.5	3.2	(1.7)	2.6	5.1	(2.5)
CAPEX	138.2	77.5	60.7	251.4	131.3	120.1

See Note 17 “Intangible Assets” and Note 18 “Property, plant and equipment” to the Interim Condensed Consolidated Financial Statements for additional details.

For further information on Capital Expenditure on a paid-out cash basis see “Liquidity and Capital Resources Capital Expenditure” below.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities excluding interests paid and received, less investments in property, plant and equipment and intangible assets on a cash basis.

The following table sets forth the calculation of Free Cash Flow for the three and the six months ended June 30, 2023, and 2022:

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2023	2022		€2023	2022	€
Cash Flow from Operating Activities	24.4	42.2	(17.8)	61.5	47.4	14.1
Interest paid	0.5	1.0	(0.5)	1.4	1.8	(0.4)
Interest received	(0.3)	(0.2)	(0.1)	(0.5)	(0.4)	(0.1)
Purchase of property, plant and equipment	(92.2)	(74.0)	(18.2)	(219.9)	(126.7)	(93.2)
Proceeds from sale of property plant and equipment	—	0.5	(0.5)	—	0.5	(0.5)
Purchase of intangible assets	(1.5)	(3.2)	1.7	(2.6)	(5.1)	2.5
Free Cash Flow	(69.1)	(33.7)	(35.4)	(160.1)	(82.5)	(77.6)

For further information on cash flow see “Liquidity and Capital Resources Operating and Investing Activities” below.

Net Cash/ (Debt)

The following table sets forth the calculation of Net Cash/ (Debt), which is a metric used by the management to analyze the financial stability of our business. Net Cash/ (Debt) is calculated by adding up current and non-current financial liabilities and subtracting the current financial assets, non-current financial receivables and cash and cash equivalent.

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	At June 30,	At December 31,
	2023	2022
Non-current financial liabilities	(120.9)	(148.4)
Current financial liabilities	(68.3)	(70.7)
Other non-current financial assets - Derivatives	2.4	2.8
Other current financial assets	5.1	33.6
Cash and cash equivalents	61.2	228.7
Net Cash/ (Debt)	(120.4)	46.0

Capital Employed

The following table sets forth the reclassified consolidated statements of financial position which is presented to aid management in their analysis of the Capital Employed to generate profits. Capital Employed is determined as the sum of non-current assets, net working capital, which is the difference between current assets and current liabilities, net of non-current liabilities.

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	At June 30,	At December 31,
	2023	2022
- Goodwill and Other intangible assets	77.1	79.4
- Right of Use assets	17.0	19.3
- Property, plant and equipment	861.7	641.4
- Financial assets - investments FVTPL	0.7	0.8
- Other non-current financial assets	3.2	1.0
- Deferred tax assets	77.0	69.2
Non-current assets	1,036.7	811.1

- Inventories	269.3	213.3
- Contract Assets	133.9	103.4
- Trade receivables	229.4	212.7
- Trade payables	(267.2)	(239.2)
- Advances from customers	(54.1)	(26.6)
- Contract Liabilities	(11.2)	(14.8)
Trade working capital	300.2	248.8

- Tax receivables and Other receivables	70.5	54.0
- Tax payables and Other liabilities	(165.3)	(111.1)
Net working capital	205.4	191.7

- Deferred tax liabilities	(21.2)	(21.0)
- Employees benefits	(6.8)	(8.3)
- Provisions	(6.1)	(5.5)
- Other non-current liabilities	(34.0)	(18.1)
Total non-current liabilities and provisions	(68.0)	(52.9)

Capital Employed	1,174.2	949.9

Net Cash/ (Debt)	(120.4)	46.0

Equity	(1,053.8)	(995.9)

Total Equity and Net Cash/ Debt	(1,174.2)	(949.9)

Backlog

Our backlog represents, as of a point in time, estimated future revenue for work not yet completed under (i) specific purchase orders, with regards to our Biopharmaceutical and Diagnostic Solutions segment; and (ii) certain one-off agreements, with regards to our Engineering segment. We recognize direct revenue over the life of the contract based on our performance of services under the contract. Contracts may be terminated or delayed by our customers or regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be affected. In the event a customer terminates a contract, we are generally entitled to be paid for services rendered through the termination date and for services provided in winding down the project. However, we are only rarely entitled to receive the full amount of direct revenue reflected in our backlog in the event of a contract termination. The duration of the projects in our backlog, and the related revenue recognition, ranges from several months to a couple of years. For orders that are placed inside a contractual firm period, we generally have a contractual right to payment in the event of cancellation. Fluctuations in our reported backlog levels also result from the timing and order pattern of our customers who often seek to manage their level of inventory on hand.

Because of customer ordering patterns, our backlog reported for certain periods may fluctuate and may not be indicative of future results. A number of factors may affect backlog and the direct revenue generated from our backlog, including: (a) the size, complexity and duration of projects; and (b) the cancellation or delay of projects.

Our backlog as of June 30, 2023, was approximately €939.3 million, compared to approximately €957.0 million as of December 31, 2022, and of approximately €1,010.1 million as of June 30, 2022.

In the three months ended June 30, 2023, we had new order intake of approximately €239.9 million compared to an order intake of approximately €252.0 million for the three months ended June 30, 2022. During the six months period ended June 30, 2023, new order intake totaled €475.6 million compared to €576.3 million for the six months ended June 30, 2022. The year-over-year decrease was due to (i) the expected drop in COVID-19-related orders as the pandemic wanes (excluding COVID-19-related orders, new order intake increased 4.0% for the three months ended June 30, 2023 compared with the same period last year); and (ii) the normalization of customer ordering patterns as global supply chains started to stabilize. The Group anticipates that there may be fluctuations quarter to quarter in order intake and backlog.

Although an increase or decrease in backlog will generally respectively result in an increase or decrease in future direct revenue to be recognized over time (depending on future contract modifications, contract cancellations and other adjustments), an increase or decrease in backlog at a particular point in time does not necessarily correspond to an increase or decrease, respectively, in direct revenue during a particular period. The timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are cancelled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue, and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

Components of Our Results of Operations

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items. Results discussed in this section of the quarterly report are consolidated according to IFRS accounting principles and therefore do not include Company’s inter-segment items other than where we specifically note otherwise.

Revenue and Segment Reporting

Our revenue is divided into two main segments:

(i)
Biopharmaceutical and Diagnostic Solutions: which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables. This segment is split into two sub-categories:
•
high-value solutions; and
•
other containment and delivery solutions.
(ii)
Engineering: which includes the equipment and technologies developed and provided to support the end-to-end biopharmaceutical and diagnostic manufacturing processes (machinery for assembly, visual inspection, packaging and serialization and glass converting). We believe operating in this segment differentiates us from our competitors, and enables us to provide integrated end-to-end solutions, reduce time to market and improve the quality of our products.

Revenue recognized in the three months ended June 30, 2023, and 2022, amounted to €255.3 million and €234.2 million, respectively. Revenue recognized in the six months ended June 30, 2023, and 2022, amounted to €493.3 and €446.3 million, respectively.

In the six months ended June 30, 2023, and 2022, we generated 81% and 81% of total sales from our Biopharmaceutical and Diagnostic Solutions segment, respectively, and 19% and 19% from our Engineering segment, respectively.

The following tables set forth the results of our business operations for the aforementioned segments, which include inter-segment items, and the reconciliation with the consolidated figures, for the three and the six months ended June 30, 2023, and 2022.

Revenue for each segment is divided into "External Customers", representing revenue from third party sales, and "Inter-Segment", representing the revenue from the sales generated from the transactions with other segments, and is then reconciled with the Consolidated Revenue which does not include inter-segment items.

Gross Profit margin is calculated by dividing Gross Profit for a period by total revenue for the same period. Operating Profit margin is calculated by dividing Operating Profit for a period by total revenue for the same period. Gross Profit margin and Operating profit margin for both Biopharmaceutical and Diagnostic Solutions segment and Engineering segment include the effect of inter-segment transactions.

(Unaudited)	For the three months ended June 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	204.8	50.5	—	255.3
Inter-Segment	0.4	43.0	(43.4)	—
Revenue	205.2	93.5	(43.4)	255.3

Gross Profit	64.9	21.0	(7.0)	78.9
Gross Profit Margin	31.6%	22.5%		30.9%

Operating Profit	40.6	14.5	(10.2)	44.9
Operating Profit Margin	19.8%	15.5%		17.6%

(Unaudited)	For the three months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	188.6	45.6	—	234.2
Inter-Segment	0.3	27.7	(28.0)	—
Revenue	188.9	73.3	(28.0)	234.2

Gross Profit	63.6	16.3	(5.4)	74.6
Gross Profit Margin	33.7%	22.3%		31.8%

Operating Profit	44.6	11.4	(12.1)	43.9
Operating Profit Margin	23.6%	15.5%		18.7%

(Unaudited)	For the six months ended June 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	400.4	92.9	—	493.3
Inter-Segment	0.8	92.3	(93.2)	—
Revenue	401.2	185.3	(93.2)	493.3

Gross Profit	130.9	40.9	(16.6)	155.2
Gross Profit Margin	32.6%	22.1%		31.5%

Operating Profit	79.3	28.5	(22.3)	85.5
Operating Profit Margin	19.8%	15.4%		17.3%

(Unaudited)	For the six months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	361.0	85.3	—	446.3
Inter-Segment	0.6	51.2	(51.8)	—
Revenue	361.6	136.5	(51.8)	446.3

Gross Profit	120.4	29.8	(8.2)	142.0
Gross Profit Margin	33.3%	21.8%		31.8%

Operating Profit	80.3	20.1	(18.6)	81.8
Operating Profit Margin	22.2%	14.7%		18.3%

Results of Operations

Three and six months ended June 30, 2023 versus three and six months ended June 30, 2022

The following table sets forth our results of operations for the three and the six months ended June 30, 2023, and 2022.

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	For the three months ended June 30,				Change	Change
	2023	% of revenue	2022	% of revenue	€	%
Revenue	255.3	100.0%	234.2	100.0%	21.1	9.0%
Costs of sales	176.4	69.1%	159.7	68.2%	16.7	10.5%
Gross Profit	78.9	30.9%	74.6	31.8%	4.3	5.8%
Other operating Income	4.0	1.6%	7.1	3.1%	(3.1)	(43.7)%
Selling and Marketing Expenses	6.8	2.7%	7.0	3.0%	(0.2)	(2.9)%
Research and Development Expenses	8.4	3.3%	8.5	3.6%	(0.1)	(1.2)%
General and Administrative Expenses	22.9	9.0%	22.3	9.5%	0.6	2.7%
Operating Profit	44.9	17.6%	43.9	18.7%	1.0	2.6%
Finance Income	6.7	2.6%	7.5	3.2%	(0.8)	(11.3)%
Finance Expense	7.3	2.9%	9.9	4.2%	(2.6)	(26.3)%
Profit Before Tax	44.3	17.4%	41.5	17.7%	2.8	6.9%
Income Taxes	10.0	3.9%	10.9	4.7%	(0.9)	(8.3)%
Net Profit	34.3	13.4%	30.6	13.1%	3.7	12.1%

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	For the six months ended June 30,				Change	Change
	2023	% of revenue	2022	% of revenue	€	%
Revenue	493.3	100.0%	446.3	100.0%	47.0	10.5%
Costs of sales	338.1	68.5%	304.3	68.2%	33.8	11.1%
Gross Profit	155.2	31.5%	142.0	31.8%	13.2	9.3%
Other operating Income	5.2	1.1%	8.7	1.9%	(3.5)	(40.2)%
Selling and Marketing Expenses	12.8	2.6%	11.9	2.7%	0.9	7.6%
Research and Development Expenses	16.9	3.4%	16.2	3.6%	0.7	4.3%
General and Administrative Expenses	45.1	9.1%	40.8	9.1%	4.3	10.5%
Operating Profit	85.5	17.3%	81.8	18.3%	3.7	4.5%
Finance Income	11.1	2.3%	10.5	2.4%	0.6	5.7%
Finance Expense	16.3	3.3%	14.5	3.2%	1.8	12.4%
Profit Before Tax	80.4	16.3%	77.8	17.4%	2.6	3.3%
Income Taxes	17.8	3.6%	19.4	4.3%	(1.6)	(8.2)%
Net Profit	62.6	12.7%	58.4	13.1%	4.2	7.2%

Revenue

Revenue increased by €21.1 million, or 9.0%, to €255.3 million for the three months ended June 30, 2023, compared to €234.2 million for the three months ended June 30, 2022, mainly driven by growth in both segments. For the three months ended June 30, 2023, high value solutions increased to 33.1% of our total revenue, compared with 29.7% for the three months ended June 30, 2022, resulting from increased customer demand for high performance, ready-to-use containment solutions. Revenue growth on a constant currency basis was 9.7% for the three months ended June 30, 2023.

For the three months ended June 30, 2023, we estimate that COVID-19 related revenue represented approximately 0.9% of our total revenue compared to 9.4% for the three months ended June 30, 2022.

Revenue increased by €47.0 million, or 10.5%, to €493.3 million for the six months ended June 30, 2023, compared to €446.3 million for the six months ended June 30, 2022, mainly driven by sales growth in both our Biopharmaceutical and Diagnostic Solutions and Engineering segments. Revenue growth on a constant currency basis was 10.4% for the six months ended June 30, 2023.

For the six months ended June 30, 2023, we estimate that COVID-19 related revenue represented approximately 2.4% of our total revenue compared to 9.9% for the six months ended June 30, 2022.

Biopharmaceutical and Diagnostic Solutions

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by €16.2 million, or 8.6%, to €204.8 million for the three months ended June 30, 2023, compared to €188.6 million in the three months ended June 30, 2022. Revenue growth on constant currency basis was 9.4% for the three months ended June 30, 2023. Revenue growth was mainly driven by increased revenue from high-value solutions. Revenue generated from our high-value solutions increased by €14.1 million, or 20.2%, to €84.2 million for the three months ended June 30, 2023, compared to €70.1 million for the three months ended June 30, 2022. Revenue generated by other containment and delivery solutions increased by €2.1 million, or 1.7%, to €120.6 million for the three months ended June 30, 2023, compared to €118.5 million for the three months ended June 30, 2022.

On a constant currency basis, revenue generated from high-value solutions increased by €14.9 million, or 21.2%, to €84.9 million for the three months ended June 30, 2023, compared to €70.1 million for the three months ended June 30, 2022, and revenue generated by other containment and delivery solutions increased by €2.9 million, or 2.4%, to €121.4 million for the three months ended June 30, 2023, compared to €118.5 million for the three months ended June 30, 2022.

For the three months ended June 30, 2023, we estimate that approximately 1.2% of segment revenue was related to COVID-19, compared to approximately 11.6% of segment revenue estimated for the three months ended June 30, 2022.

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by €39.3 million, or 10.9%, to €400.4 million for the six months ended June 30, 2023, compared to €361.0 million for the six months ended June 30, 2022. Revenue growth was driven by an increase in our premium price high-value solutions, which grew by €29.3, or 22.3%, to €160.9 million for the six months ended June 30, 2023, compared to €131.6 million for the six months ended June 30, 2022. Revenue generated by other containment and delivery solutions increased by €10.0 million, or 4.4%, to €239.5 million for the six months ended June 30, 2023, compared to €229.4 million for the six months ended June 30, 2022.

On a constant currency basis, revenue generated from high-value solutions increased by €28.9 million, or 22.0%, to €160.5 million in the six months ended June 30, 2023, compared to €131.6 million in the six months ended June 30, 2022, while revenue generated by other containment and delivery solutions increased by €9.7 million, or 4.2%, to €239.1 million in the six months ended June 30, 2023, compared to €229.4 million in the six months ended June 30, 2022.

For the six months ended June 30, 2023, we estimate that approximately 3.0% of segment revenue was related to COVID-19, compared to approximately 12.2% of segment revenue estimated for the six months ended June 30, 2022.

Engineering

Revenue generated by the Engineering segment, increased by €4.9 million, or 10.6%, to €50.5 million for the three months ended June 30, 2023, compared to €45.6 million for the three months ended June 30, 2022, mainly driven by strong sales in visual inspection machines.

Revenue generated by the Engineering segment, increased by €7.6 million, or 9.0%, to €92.9 million for the six months ended June 30, 2023, compared to €85.3 million for the six months ended June 30, 2022. This revenue increase is principally due to higher sales in visual inspection systems and assembly and packaging machines, partially offset by a decrease in revenue from glass converting machines.

We do not consider any of the revenue in our Engineering segment to be attributable to COVID-19 since: (i) we cannot accurately determine the end use of our products; and (ii) most of our products have life cycles of 10 years or more and, therefore, bear a reasonably likely chance of being used for purposes other than COVID-19 related.

Revenue Breakdown by Region

For the three months ended June 30, 2023, revenue increased in EMEA by €23.7 million, or 17.3%, to €160.8 million (which accounted for 63.0% of our total revenue for the three months ended June 30, 2023) compared to €137.1 for the three months ended June 30, 2022. For the same period, revenue in North America amounted to €65.9 million (which accounted for 25.8% of our total revenues for the three months ended June 30, 2023) and were in line with €65.9 for the three months ended June 30, 2022. For the three months ended June 30, 2023, revenue decreased in APAC by €2.2 million, or 9.4%, to €20.8 million (which accounted for

8.2% of our total revenues for the three months ended June 30, 2023) compared to €23.0 million for the three months ended June 30, 2022; revenue decreased in South America by €0.6 million, or 5.6%, to €7.8 million (which accounted for 3.0% of our total revenues for the three months ended June 30, 2023) compared to €8.2 million for the three months ended June 30, 2022.

For the six months ended June 30, 2023, revenue increased in EMEA by €50.0 million, or 19.1%, to €311.2 million (which accounted for 63.1% of our total revenue for the six months ended June 30, 2023) compared to €261.2 for the six months ended June 30, 2022; revenue increased in North America by €4.0 million, or 3.3%, to €122.6 million (which accounted for 24.8% of our total revenue for the six months ended June 30, 2023) compared to €118.6 for the six months ended June 30, 2022. For the six months ended June 30, 2023 revenue decreased in APAC by €5.3 million, or 10.3%, to €46.1 million (which accounted for 9.3% of our total revenue for the six months ended June 30, 2023) compared to €51.4 million for the six months ended June 30, 2022; revenue decreased in South America by €1.7 million, or 11.1%, to €13.4 million (which accounted for 2.7% of our total revenue for the six months ended June 30, 2023) compared to €15.1 million for the six months ended June 30, 2022.

Cost of Sales

Cost of sales increased by €16.7 million, or 10.5%, to €176.4 million for the three months ended June 30, 2023, compared to €159.7 million for the three months ended June 30, 2022. Cost of sales increased both as a result of the growth in sales volumes and of the increase in industrial costs mainly tied to the start-up of our new manufacturing plants. The increase in cost of sales also resulted from an increase in industrial depreciation due to the availability for use of the machinery installed in the previous months to increase the production capacity.

For the three months ended June 30, 2023, cost of sales included €3.4 million of non-recurring start-up costs related to the new facilities in Indiana, U.S., and in Latina, Italy compared to €0.7 million of non-recurring start-up costs for the three months ended June 30, 2022.

Cost of sales increased by €33.8 million, or 11.1%, to €338.1 million for the six months ended June 30, 2023, compared to €304.3 for the six months ended June 30, 2022. Cost of sales increased both as a result of the growth in sales volumes and of the increase in industrial costs mainly tied to the start-up of our new manufacturing plants. The increase in cost of sales also resulted from an increase in industrial depreciation due to the availability for use of the machinery installed in the previous months to increase the production capacity.

For the six months ended June 30, 2023, cost of sales was also positively affected by €2.8 million in subsidies granted by the Italian government that are intended to help mitigate the rise in utility costs. The grants, already in place in the fourth quarter 2022, were in effect through the second quarter of 2023.

For the six months ended June 30, 2023, cost of sales included €5.9 million of non-recurring start-up costs related to the new facilities in Indiana, U.S., and in Latina, Italy compared to €1.0 million of non-recurring start-up costs for the six months ended June 30, 2022.

Gross Profit

For the three months ended June 30, 2023, gross profit increased by €4.3 million, or 5.8%, to €78.9 million, compared to €74.6 million for the three months ended June 30, 2022. As a result, gross profit margin decreased to 30.9% for the three months ended June 30, 2023, compared to 31.8% for the same period last year, mainly driven by the expected rise in industrial costs and higher depreciation. This was partially offset by higher sales of more accretive high-value solutions. Excluding the start-up costs, gross profit margin would have been 32.3% compared with 32.1% for the same period last year.

For the three months ended June 30, 2023, gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment decreased to 31.6% compared to 33.7% for the three months ended June 30, 2022. The decrease in gross profit margin was mainly due to the temporary inefficiencies due to the start-up of our new plants and higher depreciation, which were partially offset by a higher mix of more accretive high-value solutions.

For the three months ended June 30, 2023, gross profit margin for the Engineering segment increased to 22.5% compared to 22.3% for the three months ended June 30, 2022. The increase in gross profit margin was mainly driven by higher sales in more accretive product lines and continued business optimization efforts.

For the six months ended June 30, 2023, gross profit increased by €13.2 million, or 9.3%, to €155.2 million, compared to €142.0 million for the six months ended June 30, 2022. As a result, gross profit margin decreased to 31.5% for the six months ended June 30, 2023, compared to 31.8% for the same period last year. The decrease was mainly due to an expected rise in industrial costs tied to the start-up of our new plants and higher depreciation, which was partially offset by the increased mix of more accretive high-value solutions.

For the six months ended June 30, 2023, gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment decreased to 32.6% compared to 33.3% for the six months ended June 30, 2022, principally due to the start-up of our new EZ-Fill® manufacturing plants, which was partially offset by higher sales from the increasing mix of more accretive high value solutions.

For the six months ended June 30, 2023, gross profit margin for the Engineering segment increased to 22.1% compared to 21.8% for the six months ended June 30, 2022. The increase in gross profit margin was mainly driven by ongoing business optimization efforts.

Other Operating Income

Other operating income, which typically represents a relatively minor part of our income and varies yearly depending on the specific business agreements in place, mainly includes all revenue from customers not derived from the sale of our products, services and solutions such as revenue from feasibility studies, design, development and industrialization of new products, order amendment fees, contribution received from customers for investments in production capacity and government grants. Other operating income decreased by €3.1 million, or 43.7%, to €4.0 million for the three months ended June 30, 2023, compared to €7.1 million for the three months ended June 30, 2022, which included approximately €6.0 million related to a contract modification made to accommodate a decrease in COVID-19 related orders.

For the six months ended June 30, 2023, other operating income decreased by €3.5, or 40.2%, to €5.2 million compared to €8.7 million for the six months ended June 30, 2022, which included the above mentioned €6.0 million income for a contract modification tied to COVID-19.

Selling and Marketing Expenses

Selling and marketing expenses decreased by €0.2 million, or 2.9%, to €6.8 million for the three months ended June 30, 2023, compared to €7.0 million for the three months ended June 30, 2022. These expenses are mainly related to personnel expenses for our sales organization. The decrease in selling and marketing expenses was mainly due to lower accrual for bad and doubtful debt provision, which was partially offset by higher costs for business development and industry events, strategic marketing and travel costs.

Selling and marketing expenses increased by €0.9 million, or 7.6%, to €12.8 million for the six months ended June 30, 2023, compared to €11.9 million for the six months ended June 30, 2022. They also included depreciation for €0.3 million for the six months ended June 30, 2023 (it amounted to €0.3 million for the six months ended June 30, 2022). For the six months ended June 30, 2023, selling and marketing expenses included an accrual of provision for bad and doubtful debts of €0.3 million (for the six months ended June 30, 2022, the accrual of provision for bad and doubtful debts amounted to €0.7 million). The year-over-year increase was mainly related to business development costs for events and travel as well as higher personnel expenses to support the ongoing growth.

Research and Development Expenses

Research and development expenses decreased by €0.1 million, or 1.2%, to €8.4 million for the three months ended June 30, 2023, compared to €8.5 million for the three months ended June 30, 2022.

Research and development expenses increased by €0.7, or 4.3%, to €16.9 million for the six months ended June 30, 2023, compared to €16.2 million for the six months ended June 30, 2022. These expenses included depreciation and amortization for €1.9 million for the six months ended June 30, 2023, compared to €1.7 for the six months ended June 30, 2022. The increase in research and development expenses reflects our investments in premium primary packaging and drug delivery systems to accelerate our market-leading position, strengthen our IP, and develop new technologies to advance patient care.

General and Administrative Expenses

General and administrative expenses increased by €0.6 million, or 2.7%, to €22.9 million for the three months ended June 30, 2023, compared to €22.3 million in the three months ended June 30, 2022. The increase in General and Administrative expenses was mainly attributable to higher insurance and IT costs.

General and administrative expenses increased by €4.3 million, or 10.5%, to €45.1 million for the six months ended June 30, 2023, compared to €40.8 for the six months ended June 30, 2022. These expenses mainly comprise personnel expenses for management of the company, consultancy costs, rentals, as well as depreciation and amortization of €4.1 million (compared to €3.3 million for the six months ended June 30, 2022), of which amortization of fair value adjustments from purchase price allocations amounted to €0.5 million (€0.5 million for the six months ended June 30, 2022). The increase in General and Administrative expenses was mainly attributable to higher insurance, IT costs and travel expenses as well as higher labor costs linked to: (i) the structuring of corporate functions as a public company; (ii) the structuring of the Americas Region; (iii) new hires in support of future growth; and (iv) inflation.

Operating Profit

As a result of the foregoing, operating profit increased by €1.0 million, or 2.6%, to €44.9 million for the three months ended June 30, 2023, compared to €43.9 million for the three months ended June 30, 2022. Operating profit margin for the three months ended June 30, 2023, decreased to 17.6% compared to 18.7% for the three months ended June 30, 2022, mostly due to the reduction of gross profit margin and the decrease of other operating income. Excluding the start-up costs, operating profit margin would have been 19.1% compared with 19.6% for the same period last year.

For the three months ended June 30, 2023, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 19.8%, compared to 23.6% for the three months ended June 30, 2022. The decrease in operating profit margin is mainly due to the reduction of gross profit margin and the decrease of other operating income.

For the three months ended June 30, 2023, Engineering operating profit margin was 15.5%, compared to 15.5% for the three months ended June 30, 2022.

For the six months ended June 30, 2023, operating profit increased by €3.7 million, or 4.5%, to €85.5 million, compared to €81.8 million for the six months ended June 30, 2022. Operating profit margin for the six months ended June 30, 2023 decreased to 17.3% compared to 18.3% for the six months ended June 30, 2022, mainly due to the reduction of gross profit margin and the decrease of other operating income.

For the six months ended June 30, 2023, the operating profit margin for the Biopharmaceutical and Diagnostic Solution segment was 19.8%, compared to 22.2% for the six months ended June 30, 2022. The decrease in operating profit margin was mainly driven by the decrease in other operating income, the rise in industrial costs and the higher general and administrative expenses to support future growth.

For the six months ended June 30, 2023, Engineering operating profit margin was 15.4%, compared to 14.7% for the six months ended June 30, 2022. The increase was primarily due to the better absorption of general and administrative expenses.

Net Finance Expenses

Finance expenses, net of finance income, decreased by €1.8 million to €0.6 million net expense for the three months ended June 30, 2023, from €2.4 million net expense for the three months ended June 30, 2022.

Finance expenses, net of finance income, increased by €1.2 million to €5.2 million, net expense, for the six months ended June 30, 2023, from €4.0 million, net expense, for the six months ended June 30, 2022. Finance expense include bank interest on the Group’s financial debt (recalculated using the amortized cost method) and interest on leases, recognized in accordance with IFRS 16-Leases, derivatives change in fair value as well as exchange rate gains and losses.

Profit Before Tax

Profit before taxes decreased by €2.8 million, or 6.9%, to €44.3 million for the three months ended June 30, 2023, compared to €41.5 million for the three months ended June 30, 2022.

Profit before taxes increased by €2.6 million, or 3.3%, to €80.4 million for the six months ended June 30, 2023, compared to €77.8 million for the six months ended June 30, 2022.

Income Taxes

Income taxes decreased by €0.9 million, or 8.3%, to €10.0 million for the three months ended June 30, 2023, compared to €10.9 million for the three months ended June 30, 2022.

Income taxes decreased by €1.6 million, or 8.2%, to €17.8 million for the six months ended June 30, 2023, compared to €19.4 million for the six months ended June 30, 2022.

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2023	2022		€2023	2022	€
Current Income Tax
Current Taxes	13.1	12.9	0.2	24.9	22.7	2.2
Deferred Taxes
Deferred Taxes	(3.0)	(2.1)	(0.9)	(7.1)	(3.3)	(3.8)
Income Tax Expenses reported in the statement of profit or loss	10.0	10.9	(0.9)	17.8	19.4	(1.6)

Current taxes increased by €0.2 million to €13.1 million for the three months ended June 30, 2023 compared to €12.9 million for the three months ended June 30, 2022.

Deferred taxes increased by €(0.9) million to €(3.0) million for the three months ended June 30, 2023 compared to €(2.1) million for the three months ended June 30, 2022 mainly due to deferred taxation recognized during consolidation for the machinery built and capitalized within the Group.

Current taxes increased by €2.2 million to €24.9 million for the six months ended June 30, 2023 compared to €22.7 million for the six months ended June 30, 2022 mainly due to the increase in taxable income of Italian legal entities.

Deferred taxes increased by €(3.8) million to €(7.1) million for the six months ended June 30, 2023 compared to €(3.3) million for the six months ended June 30, 2022 mainly due to deferred taxation recognized during consolidation for the machinery built and capitalized within the Group.

Net Profit

Net profit increased by €3.7 million, or 12.1%, to €34.3 million (or €0.13 of Diluted EPS or €0.14 of Adjusted Diluted EPS) for the three months ended June 30, 2023, compared to €30.6 million (or €0.12 of Diluted EPS or €0.12 of Adjusted Diluted EPS) for the three months ended June 30, 2022.

Net profit increased by €4.2 million, or 7.2%, to €62.6 million (or €0.24 of Diluted EPS or €0.25 of Adjusted Diluted EPS) for the six months ended June 30, 2023, compared to €58.4 million (or €0.22 of Diluted EPS or €0.23 of Adjusted Diluted EPS) for the six months ended June 30, 2022.

Liquidity and Capital Resources

We finance our operations mainly through cash generated by our operating activities and debt financing. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (which is the difference of current assets and current liabilities—net of current financial assets, current financial liabilities, cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity include our cash and cash equivalents and medium and long-term loans from a number of financial institutions. As of June 30, 2023, we had cash and cash equivalents of €61.2 million (compared to €228.7 million as of December 31, 2022) and other current financial assets of €5.1 million (compared to €33.6 million as of December 31, 2022). Our cash and cash equivalents primarily consist of cash held in bank accounts and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

In January and February 2023, we secured two loans totaling €130.0 million to support our ongoing capital investments in growth platforms. The first five-year loan agreement was financed through BNP Paribas for €70.0 million. The second loan totaling up to €60.0 million was financed through Cassa Depositi e Prestiti. Both loans have a two year draw down (in one or more solutions) that allows us the flexibility to access the capital when needed. The financing will be used to expand capacity to increase production, primarily for high-value solutions to meet increased demand.

We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds generated from operating activities, and the potential access to additional capital through the equity markets or through our existing relationships with banks, will enable us to satisfy the requirements of our investing activities and working capital needs for the next 12 months and ensure an appropriate level of operating and strategic flexibility. However, there can be no assurance that we will be able to obtain additional capital, or at acceptable costs.

Our total current liabilities were €566.1 million as of June 30, 2023 (compared to €462.5 million as of December 31, 2022), which primarily includes €267.2 million trade payables, €11.2 million contract liabilities, €54.1 million advances from customers, €63.4 million financial liabilities, €68.8 million tax payables, €4.9 million lease liabilities and €96.5 million other liabilities mainly relating to payables to personnel and social security institutions as well as allowance for future expected customer returns.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations.

Capital Expenditures

During the six months ended June 30, 2023, €237.1 million of capital expenditures have been allocated to growth and capacity expansion, which included: (i) €217.2 million for new EZ-Fill® production lines and related buildings expansion, principally in the U.S. (€113.0 million) and in Latina (€83.0 million); (ii) €9.3 million for the completion of vials and cartridges capacity expansion; and (iii) €6.2 million for new machinery for high precision plastic injection molding and assembly for container in vitro diagnostic solutions and (iv) €4.4 million dedicated mainly to Engineering capacity expansion and molds.

In the United States, the construction of our new facility in Fishers, Indiana, continues to progress. We currently remain on track for launching validation activities end of 2023 and expect to start commercial operations in early 2024. In Italy, the facility in Piombino Dese has started commercial production while in Latina customer validation activities are well underway, with commercial production planned for the end of the year. We are prioritizing our investments in the U.S. and Italy in order to satisfy customer demand.

Capital expenditures for maintenance, further enhancing quality, improving our IT systems, improving efficiency of our production processes and continuing to improve safety of our plants and production sites amounted to €7.3 million, while for research and development, including laboratory equipment, molds and other related equipment, amounted to €7.0 million.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	(Amounts in € millions, except as indicated otherwise)
(Unaudited)	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2023	2022		€2023	2022	€
Cash flows from operating activities	24.4	42.2	(17.8)	61.5	47.4	14.1
Cash flows used in investing activities	(95.9)	(76.2)	(19.7)	(224.7)	(130.9)	(93.8)
Cash flows used in financing activities	(25.4)	(19.1)	(6.3)	(3.4)	(16.0)	12.6
Net change in cash and cash equivalents	(96.9)	(53.1)	(43.8)	(166.5)	(99.5)	(67.0)

Cash generated from operating activities

Net cash generated from operating activities was €24.4 million for the three months ended June 30, 2023 (compared to cash generation of €42.2 million for the three months ended June 30, 2022). For the three months ended June 30, 2023, the EBITDA generation of €64.4 million was partially offset by €37.9 million of cash absorbed from the net change in working capital, which resulted from the growth of our business, and by €1.6 million in income tax paid and €3.3 million from change in provisions, employee benefits and deferred taxation.

Net cash generated from operating activities was €61.5 million for the six months ended June 30, 2023 (compared to cash generation of €47.4 million for the six months ended June 30, 2022). For the six months ended June 30, 2023, the EBITDA generation of €123.4 million was partially offset by €54.9 million of cash absorbed from the net change in working capital, which resulted from the growth of our business, and by €3.8 million in income tax paid and €6.4 million from change in provisions, employee benefits and deferred taxation.

Cash used in investing activities

Net cash used in investing activities was €95.9 million for the three months ended June 30, 2023 (compared to €76.2 million cash used in investing activities for the three months ended June 30, 2022), as we continued to execute our strategic investments in capacity expansion for high value solutions to meet customer demand.

Net cash used in investing activities was €224.7 million for the six months ended June 30, 2023 (compared to €130.9 million cash used in investing activities for the six months ended June 30, 2022), as we continued to invest in our strategic global expansion.

Cash used in financing activities

Net cash flows used in financing activities was €25.4 million for the three months ended June 30, 2023 (compared to €19.1 million used in financing activities for the three months ended June 30, 2022). For the three months ended June 30, 2023, loan repayments and the payment of the principal portion of lease liabilities amounted to €37.7 million and to €1.6 million, respectively. The redemption of insurance policies generated €13.9 million proceeds.

Net cash flows used in financing activities was €3.4 million for the six months ended June 30, 2023 (compared to €16.0 million used in financing activities for the six months ended June 30, 2022). For the six months ended June 30, 2023, loan repayments and the payment of the principal portion of lease liabilities amounted to €42.9 million and to €3.2 million, respectively. New borrowings amounted to €14.9 million and €27.9 million related to proceeds from the redemption of insurance policies.

Net change in cash and cash equivalents

The net change in cash and cash equivalents was €(96.9) million for the three months ended June 30, 2023, compared to €(53.1) million for the three months ended June 30, 2022.

The net change in cash and cash equivalents was €(166.5) million for the six months ended June 30, 2023, compared to €(99.5) million for the six months ended June 30, 2022.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly relating to foreign currency exchange rates and interest rates;
•
liquidity risk, with particular reference to the availability of funds and access to the credit markets, should the Group require it, and to financial instruments in general; and
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities.
•
commodity risk, arising from the fluctuation in commodity price, driven by external market factors, especially for natural gas and electricity.

These risks could significantly affect our financial position, results of operations and cash flows, and for this reason we identify and monitor them, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures regarding the effect that these risks may have upon us. The quantitative data reported in the following section does not have any predictive value.

Financial market risks

Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk and, to a lesser extent, interest rate risk.

Our exposure to foreign currency exchange rate risk arises from our global footprint (both in terms of production and commercialization), as in some cases we sell our products in the currencies of the destination markets, which may differ from the currency of the countries in which the Group operates.

Our exposure to interest rate risk arises from the need to fund certain activities and the possibility to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These risks could significantly affect our performance and are therefore identified and monitored. We have in place various risk management policies, which primarily relate to foreign exchange, interest rate and liquidity risks.

In particular, to manage foreign exchange rate risk, we have adopted a hedging policy. Hedging activities are executed both at the corporate and company level, based on the information provided by the reporting system and utilizing instruments and policies conforming to IFRS. Hedging is undertaken to ensure protection in case an entity has transactions in currencies other than the one in which it primarily does business, also taking account of budgeted future revenues and costs. Despite hedging operations, sudden movements in exchange rates or erroneous estimates may result in a negative impact, although limited, on our results.

Information on foreign currency exchange rate risk

We are exposed to risk resulting from fluctuations in foreign currency exchange rates, which can affect our earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company.
•
The main foreign currency to which we are exposed is the U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against the Euro, Mexican Peso and Renminbi. Other significant exposures included the exchange rate between the Euro and the following currencies: Japanese Yen and Danish Krone. It is our policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.
•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Japan, Mexico, Denmark, Brazil and Switzerland. As our reporting currency is the Euro, the income statements of those companies are translated into Euros using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euros. Similarly, intercompany financing may lead to foreign exchange rate impact due to different functional currencies.
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The assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/ (loss) under gains/ (losses) from currency translation differences.

We monitor our main exposures with regard to translation exchange risk, whereby fluctuations in the exchange rates of a number of currencies against the consolidation currency may impact the consolidated financial statement values, although there was no specific hedging in this respect at June 30, 2023.

Exchange differences arising from the settlement of monetary items are recognized in the consolidated income statement within the net financial income/ (expenses) line item.

The impact of foreign currency exchange rate differences recorded within financial income/ (expenses) for the six months ended June 30, 2023, except for those arising from financial instruments measured at fair value, amounted to net loss of €6.2 million (compared to €2.3 million net gain for the six months ended June 30, 2022).

There have been no substantial changes in the first half of 2023 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

We actively hedge against economic-transactional risk; more specifically, forward and swap contracts, plain vanilla and collar options are used to manage the exposures. Such instruments are designated as cash flow hedges only in part and contracts are entered for a period consistent with the underlying transactions, generally ranging from three to twelve months.

Information on interest rate risk

This risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at the corporate level and utilizes similar structures as those employed for the management of currency risks. We have hedges in place against interest rate risk, covering nearly all the loans contracted. Due to these actions, we have established a substantially fixed rate at improved conditions compared to the previous loans.

Our most significant floating rate financial assets at June 30, 2023 are cash and cash equivalents and certain financial current investments.

The risk arising from net investments in foreign subsidiaries is monitored; no active hedging is currently being performed.

Liquidity risk

Liquidity risk arises if we are unable to obtain the funds needed to carry out our operations under economic conditions. The main determinant of our liquidity position is the cash generated from or used in operating and investing activities.

From an operating point of view, we manage liquidity risk by monitoring cash flows and keeping an adequate level of funds at our disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed and supervised by the treasury department with the aim of ensuring effective and efficient management of our liquidity. We undertake medium and long-term loans to fund medium and long-term operations. We undertake a series of activities centrally supervised with the purpose of optimizing the management of funds and reducing liquidity risk, such as:

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centralizing liquidity management;
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centralizing cash through cash pooling techniques;
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maintaining a conservative level of available liquidity;
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diversifying sources of funding of medium and long-term financing;
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obtaining adequate credit lines;

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monitoring future liquidity requirements on the basis of budget forecast and cash flow planning; and
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monitoring covenants on indebtedness.

Intercompany financing is conducted at arm’s length terms and normally involves the holding company. These measures currently sufficiently guarantee, under normal conditions and in the absence of extraordinary events, the degree of flexibility required by movements of working capital, investing activities and cash flows in general.

We believe that our total available liquidity (defined as cash and cash equivalents, plus undrawn committed credit lines), in addition to funds that will be generated from operating activities, and the potential access to additional capital through the equity markets or through our existing relationships with banks, will enable us to satisfy the requirements of our investing activities and working capital needs for the next 12 months and ensure an appropriate level of operating and strategic flexibility. However, there can be no assurance that we will be able to obtain additional capital, or at acceptable costs.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty. The maximum credit risk to which we are theoretically exposed is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet.

Where customers fail to meet payment deadlines, our financial position may deteriorate. Socio-political events (or country risks) and the general economic performance of individual countries or geographical regions may also assume significance in this respect. The credit risk is however mitigated by consolidated commercial relations with well capitalized multinational pharmaceutical and biologics companies and our guidelines created for the selection and evaluation of the client portfolio, which may require, where possible and appropriate, further guarantees from customers. As of June 30, 2023, our days sales outstanding increased by 14 to 82, compared to 68 days as of December 31, 2022.

Trade receivables as of June 30, 2023, amounting to €235.7 million (compared to €218.7 million as of December 31, 2022), are shown net of the allowance for doubtful accounts amounting to €6.3 million (compared to €6.0 million as of December 31, 2022).

Commodity risk

With regard to commodity risk, the Group entered into floating-price contracts for certain utilities. The Group consumes large amounts of natural gas and electricity for its operating activities. The increased volatility in natural gas and electricity prices over the past 12 months has led to the decision to enter into commodity swap contracts.

These contracts, which commenced in February 2023, are expected to reduce the volatility attributable to price fluctuations of natural gas and power. Hedging the price volatility of forecasted natural gas and power consumption is in accordance with the risk management strategy outlined by the Board of Directors. Hedging contracts are referred to the same index to which the supplying contract is based (i.e. PSV Baseload and PUN Baseload).

Critical Accounting Policies and Significant Judgments and Estimates

The Consolidated Financial Statements are prepared in accordance with IFRS which require Management’s use of estimates and assumptions that may affect the carrying amount of assets, liabilities, income and expenses in the financial statements, as well as the disclosures in the notes concerning contingent assets and liabilities at the balance sheet date. Uncertainty about these assumptions and estimates could result in outcome that require material adjustments to the carrying amount of assets or liabilities affected in future periods.

Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of profit or loss or in the consolidated statement of comprehensive income in the period in which the change occurs.

Revenue Recognition

We operate in several jurisdictions and assess whether contracts with customers provide the right to consideration for the performance fulfilled based on legal assessment of applicable contracts and other sources of enforceable rights and obligations (i.e., local regulations). With regard to revenue from contracts with customers for contract work and contract assets and liabilities, application of the cost-to-cost method requires a prior estimate of the entire lifetime costs of individual projects, updating them at each balance sheet date. This entails assumptions that can be affected by multiple factors, such as the time over which some projects are developed, their high level of technology and innovative content, the possible presence of price variations and revisions, and machinery performance guarantees, including an estimate of contractual risks, where applicable. These facts and circumstances make it difficult to estimate the cost to complete projects and, consequently, to estimate the value of contract work in progress at the balance sheet date. The Group estimates variable considerations to be included in the transaction price for the sale of products with rights of return and volume rebates.

The Group forecasts sales returns using the historical return data to project expected return percentages. These percentages are applied to determine the expected value of the variable consideration.

Recoverable amount of goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation.

Item 4. Controls and Procedures

There were no significant changes in our internal control over financial reporting during the six months ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II–OTHER INFORMATION

Item 1. Legal Proceedings

The Company is from time to time subject to various litigation and administrative and other legal proceedings, including potential regulatory actions, incidental or related to our business, including commercial contract and other claims that might give rise to liability, among others (collectively “Legal Proceedings”).

Management believes that the outcome of the current Legal Proceedings will not have a material effect upon our business, financial condition, results of operations, cash flows, as well as the trading price of our securities. However, management’s assessment of Legal Proceedings is ongoing, and could change in light of the discovery of additional facts with respect to Legal Proceedings pending against the Company, not presently known to us, or determinations by judges, arbitrators, juries or other finders of fact or deciders of law which are not in accord with management’s evaluation of the probable liability or outcome of such Legal Proceedings. From time to time, the Company is in discussions with regulators, including discussions initiated by the Company, about actual or potential violations of law in order to remediate or mitigate associated legal or compliance risks. As the outcomes of such proceedings are unpredictable, the results of any such proceedings may materially affect the Company’s reputation, business, financial condition, results of operations, cash flows or the trading price of its securities.

Item 1A. Risk Factors

There have been no material changes from the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on March 2, 2023.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: August 2, 2023	By:	/s/ Franco Moro
	Name:	Franco Moro
	Title:	Chief Executive Officer